Exhibit 2.1

SHARE PURCHASE AGREEMENT

BY AND AMONG

CARBYLAN THERAPEUTICS, INC.,

THE SHAREHOLDERS OF KALVISTA PHARMACEUTICALS LTD.,

KALVISTA PHARMACEUTICALS LTD.

AND

THE SELLER REPRESENTATIVE

Dated as of June 15, 2016

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Schedules:

Schedule 5.15	Directors and Officers
Schedule 5.16	Investor Agreements

Exhibits:

Exhibit A	Definitions
Exhibit B	Form of Carnivale Stockholder Support Agreement
Exhibit C	Form of Lock-up Agreement
Exhibit D	Form of Registration Rights Agreement

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SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of June 15, 2016, by and among CARBYLAN THERAPEUTICS, INC., a Delaware corporation (“Carnivale”), KALVISTA PHARMACEUTICALS LTD., a private company limited by shares incorporated and registered in England and Wales with number 07543947 and whose registered address is at Building 227 Tetricus Science Park, Porton Down, Salisbury, Wiltshire, SP4 0JQ (the “Company”), the shareholders of the Company named on the signature pages hereto (each a “Seller” and collectively, the “Sellers”) and, solely for the purposes of being bound by Sections 1, 8, 9 and 10 hereof and solely in such person’s capacity as the Seller Representative, Andrew Crockett (the “Seller Representative”). This Agreement shall not become effective until it is executed by each of the Sellers named in the signature pages hereto as of the date of this Agreement. Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. The Sellers are collectively the legal and beneficial owners of all of the allotted and issued Company Shares (as defined below).

B. The parties desire to enter into this Agreement pursuant to which each Seller agrees to sell to Carnivale, and Carnivale agrees to purchase from each Seller, the Company Shares owned by such Seller (the “Transaction”), on the terms and subject to the conditions contained herein.

C. The Carnivale Board (i) has determined that the Transaction is fair to, advisable and in the best interests of Carnivale and its stockholders, (ii) has approved this Agreement, the Transaction and the other Contemplated Transactions and has declared this Agreement advisable and (iii) has determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Carnivale vote to approve this Agreement and the issuance of Carnivale Common Stock pursuant to this Agreement.

D. The Company Board has approved (i) this Agreement, the Transaction and the other Contemplated Transactions and (ii) the transfers of the Company Shares, and (subject only to due stamping) the registration, in the register of members, of Carnivale as the holder of the Company Shares (the “Company Board Approval”).

E. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Sellers’ and the Company’s willingness to enter into this Agreement, the Company and the stockholders and optionholders of Carnivale listed on Section A of the Carnivale Disclosure Schedule have entered into a Support Agreement, dated as of the date of this Agreement, in the form attached hereto as Exhibit B (the “Carnivale Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Carnivale in favor of the Transaction and against any competing proposals.

F. The stockholders and optionholders of Carnivale listed on Section A of the Carnivale Disclosure Schedule, and each of the Sellers, have entered into Lock-Up Agreements with Carnivale, in the form attached hereto as Exhibit C (the “Lock-Up Agreements”) in which such Persons have agreed not to sell or otherwise dispose of shares of Carnivale Common Stock following the Closing for the period set forth therein.

F. Concurrently with the execution and delivery of this Agreement, Carnivale and the Sellers have entered into a Registration Rights Agreement, dated as of the date of this Agreement and to become effective as of the Closing, in the form attached hereto as Exhibit D (the “Registration Rights Agreement”).

G. For United States federal income tax purposes, it is intended that the Transaction shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

H. It is expected that the issuance of shares of Carnivale Common Stock to the shareholders of the Company pursuant to the Transaction will result in a change of control of Carnivale.

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

1.1 The Transaction. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Carnivale shall purchase from each Seller, and each Seller shall, severally and not jointly, sell, convey, assign, transfer and deliver to Carnivale, all of the Company Shares owned by such Seller, as set forth opposite such Seller’s name on the Closing Date Allocation Schedule, with full title guarantee, free and clear of all Encumbrances (other than the Permitted Encumbrances) and together with all rights attaching to the Company Shares as at the Closing Date (including all dividends and distributions declared, paid or made in respect of the Company Shares after the Closing Date) in exchange for the issuance by Carnivale to such Seller of a number of shares of Carnivale Common Stock equal to the product (rounded down to the nearest whole number) of (a) the Aggregate Closing Consideration, multiplied by (b) such Seller’s Pro Rata Percentage, as set forth in the Closing Date Allocation Schedule and the parties hereby agree and acknowledge that Carnivale’s offer to acquire all of the issued Company Ordinary Shares shall, for the purposes of the Company Plan (as defined below), constitute a “general offer” in accordance with paragraph 8.1 of the Company Plan. Each Seller hereby severally waives any right of pre-emption or other restriction on transfer in respect of the Company Shares or any of them.

1.2 Closing.

(a) Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1 of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8 of this Agreement, the consummation of the Transaction (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Carnivale and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.”

(b) At the Closing:

(i) the Company and the Sellers shall deliver to Carnivale the various certificates, instruments and documents referred to in Section 7;

(ii) Carnivale shall deliver to the Sellers and the Company the various certificates, instruments and documents referred to in Section 8;

(iii) Carnivale shall deliver to the Seller Representative written evidence from Carnivale’s transfer agent reasonably satisfactory to the Seller Representative of the issuance to each Seller of a number of shares of Carnivale Common Stock equal to such Seller’s Pro Rata Percentage of the Aggregate Closing Consideration (rounded down to the nearest whole number) effective as of the Closing Date and the book entry registration of such Seller’s ownership of such shares of Carnivale Common Stock as contemplated pursuant to Section 1.4(b); and

(iv) each Seller shall irrevocably deliver or procure to be delivered to Carnivale:

(A) duly executed transfers in respect of the Company Shares in favor of Carnivale (and in a form reasonably acceptable to Carnivale), together with the share certificates in respect of such Company Shares (or an indemnity in a form reasonably satisfactory to Carnivale for any lost share certificates);

(B) a duly executed power of attorney (in a form reasonably acceptable to Carnivale) from the Sellers appointing Carnivale as their attorney in their name and on their behalf to exercise any or all of the voting and other rights, powers and privileges (including the right to nominate proxies on its behalf) attached to the Company Shares registered in their name and in which such Sellers undertake to ratify all actions taken by Carnivale, as their attorney, in pursuance of the power of attorney, and agree that such power of attorney is executed to secure the interest of Carnivale in the Company Shares and shall accordingly be irrevocable.

1.3 Directors and Officers. Effective as of the Closing, the directors and officers of Carnivale shall be as described in Section 5.15 hereto.

1.4 Closing Date Payments.

(a) No later than three Business Days prior to the Closing Date, the Company shall deliver to Carnivale the Closing Date Allocation Schedule. Carnivale shall be entitled to rely conclusively on the Closing Date Allocation Schedule, and, as between the Sellers, on the one hand, and Carnivale, on the other hand, any amounts delivered by Carnivale to any Seller in accordance with the Closing Date Allocation Schedule shall be deemed for all purposes to have been delivered to the applicable Seller in full satisfaction of the obligations of Carnivale under this Section 1.

(b) On the Closing Date, Carnivale shall cause to be issued (in electronic book entry form) to each Seller, in accordance with the Closing Date Allocation Schedule, a number of shares of Carnivale Common Stock equal to the product (rounded down to the nearest whole number) of (i) the Aggregate Closing Consideration, multiplied by (ii) such Seller’s Pro Rata Percentage, as set forth in the Closing Date Allocation Schedule.

(c) If any Company Ordinary Shares immediately prior to the Closing are unvested or are subject to a repurchase option or the risk of forfeiture under any applicable restricted stock purchase agreement or other agreement with the Company, then the shares of Carnivale Common Stock issued in exchange for such Company Ordinary Shares will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Carnivale Common Stock shall accordingly be marked with appropriate legends.

(d) No fractional shares of Carnivale Common Stock shall be issued in connection with the Transaction, and no certificates or scrip for any such fractional shares shall be issued.

(e) All Company Options outstanding immediately prior to the Closing under the Company Plan shall be treated in accordance with Section 5.4.

(f) If, between the date of this Agreement and the Closing, the issued Company Shares or the outstanding shares of Carnivale Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the parties hereto the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Carnivale to take any action with respect to Company Shares or Carnivale Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

1.5 Calculation of Net Cash.

(a) For the purposes of this Agreement, the “Determination Date” shall be the date that is ten calendar days prior to the anticipated date for Closing, as agreed upon by Carnivale and the Company at least ten calendar days prior to the Carnivale Stockholders’ Meeting (the “Anticipated Closing Date”). Within five calendar days following the Determination Date, Carnivale shall deliver to the Company a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Carnivale’s good faith, estimated calculation (the “Net Cash Calculation”) of Net Cash as of the close of business on the last Business Day prior to the Anticipated Closing Date (the “Cash Determination Time”), prepared and certified by Carnivale’s Chief Financial Officer (or if there is no Chief Financial Officer, the principal accounting officer for Carnivale). Carnivale shall make available to the Company, as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Net Cash Schedule and the personnel of Carnivale that participated in preparing the Net Cash Schedule and the Net Cash Calculation and, if requested by the Company, Carnivale’s accountants and counsel at reasonable times and upon reasonable notice.

(b) Within three calendar days after Carnivale delivers the Net Cash Schedule (the “Response Date”), the Company shall have the right to dispute any part of such Net Cash Schedule by delivering a written notice to that effect to Carnivale (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation.

(c) If on or prior to the Response Date, (i) the Company notifies Carnivale in writing that it has no objections to the Net Cash Calculation or (ii) the Company fails to deliver a Dispute Notice as provided in Section 1.5(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time for purposes of this Agreement.

(d) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Carnivale and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time for purposes of this Agreement.

(e) If Representatives of Carnivale and the Company are unable to negotiate an agreed-upon determination of Net Cash as of the Cash Determination Time pursuant to Section 1.5(d) within three calendar days after delivery of the Dispute Notice (or such other period as Carnivale and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Net Cash shall be referred to Grant Thornton LLP (or if such firm is unable or unwilling to serve, by another nationally recognized accounting firm reasonably acceptable to both Carnivale and the Company) (the “Accounting Firm”). Carnivale shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Carnivale and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten calendar days of accepting its selection. The Company and Carnivale shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Carnivale. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash as of the Cash Determination Time for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.5(e). The fees and expenses of the Accounting Firm shall be allocated between Carnivale and the Company in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount. If this Section 1.5(e) applies as to the determination of the Net Cash at the Cash Determination Time described in Section 1.5(a), upon resolution of the matter in accordance with this Section 1.5(e), the Parties shall not be required to determine Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Carnivale or the Company may request a redetermination of Net Cash if the Closing Date is more than 15 calendar days after the Anticipated Closing Date.

1.6 Seller Representative.

(a) By their execution of this Agreement and the transfer and delivery of their share certificates in respect of the Company Shares (or an indemnity in a form reasonably satisfactory to Carnivale for any lost share certificates), and/or their acceptance of any consideration pursuant to this Agreement, the Sellers hereby irrevocably (subject only to Section 1.6(d)) appoint the Seller Representative as the representative, attorney-in-fact and agent of the Sellers in connection with the transactions contemplated by this Agreement and in any litigation, arbitration or other Legal Proceeding involving this Agreement or the transactions contemplated hereby. In connection therewith, the Seller Representative is authorized to do or refrain from doing all further acts and things and to execute all such documents as the Seller Representative shall deem necessary or appropriate, and shall have the power and authority to:

(i) act for some or all of the Sellers with regard to all matters pertaining to this Agreement;

(ii) act for the Sellers to transact, resolve and settle any claims or disputes or any matters of litigation with regard to all matters pertaining to this Agreement;

(iii) subject to Section 10.2, execute and deliver all amendments, Consents, ancillary agreements, certificates and documents that the Seller Representative deems necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement;

(iv) do or refrain from doing, on behalf of the Sellers, any further act or deed that the Seller Representative deems necessary or appropriate in the Seller Representative’s discretion relating to the subject matter of this Agreement in each case as fully and completely as the Sellers could do if personally present;

(v) give and receive all notices required to be given or received by the Sellers under this Agreement; and

(vi) receive service of process in connection with any claims under this Agreement.

(b) All decisions and actions of the Seller Representative on behalf of the Sellers shall be deemed to be facts ascertainable outside of this Agreement and shall be binding upon all Sellers, and no Seller shall have the right to object, dissent, protest or otherwise contest the same.

(c) The Seller Representative shall act for the Sellers on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Sellers. The Seller Representative is authorized to act on behalf of the Sellers notwithstanding any dispute or disagreement among the Sellers. In taking any action as Seller Representative, the Seller Representative may rely conclusively, without any further inquiry or investigation, upon any certification or confirmation, oral or written, given by any Person whom the Seller Representative reasonably believes to be authorized thereunto. The Seller Representative may, in all questions arising hereunder, rely on the advice of counsel, and the Seller Representative shall not be liable to any Seller for anything done, omitted or suffered in good faith by the Seller Representative based on such advice. The Seller Representative undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against the Seller Representative. The Seller Representative shall not have any liability to any of the Sellers for any act done or omitted hereunder as Seller Representative while acting in good faith. The Seller Representative shall be indemnified, severally and not jointly, by the Sellers from and against any loss, liability or expense incurred in good faith on the part of the Seller Representative and arising out of or in connection with the acceptance or administration of the Seller Representative’s duties hereunder.

(d) In the event the Seller Representative becomes unable to perform the Seller Representative’s responsibilities hereunder or resigns from such position, the Sellers (acting by a written instrument signed by Sellers who held, as of immediately prior to the Closing, a majority (by voting power) of the then outstanding

Company Shares) shall select another representative to fill the vacancy of the Seller Representative, and such substituted representative shall be deemed to be the Seller Representative for all purposes of this Agreement. The Seller Representative may be removed only upon delivery of written notice to Carnivale signed by Sellers who, as of immediately prior to the Closing, held a majority (by voting power) of the then outstanding Company Shares; provided that no such removal shall be effective until such time as a successor Seller Representative shall have been validly appointed hereunder. The Seller Representative shall provide Carnivale prompt written notice of any replacement of the Seller Representative, including the identity and address of the new Seller Representative.

(e) For all purposes of this Agreement:

(i) Carnivale and the Company shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to the settlement of any disputes or claims under this Agreement, or any other actions required or permitted to be taken by the Seller Representative hereunder, and no party hereunder or any Seller shall have any cause of action against Carnivale for any action taken by Carnivale in reliance upon the instructions or decisions of the Seller Representative;

(ii) the provisions of this Section 1.6 are independent and severable, are irrevocable (subject only to Section 1.6(d)) and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Seller may have in connection with the transactions contemplated by this Agreement; and

(iii) the provisions of this Section 1.6 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Seller, and any references in this Agreement to a Seller shall mean and include the successors to the rights of each applicable Seller hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

(f) The Seller Representative will consult with Novo A/S from time to time, as reasonably requested by Novo A/S, with respect to matters related to this Agreement and the consummation of the Transaction.

1.7 Further Action. If, at any time after the Closing, any further action is determined by Carnivale to be necessary or desirable to carry out the purposes of this Agreement or to vest Carnivale with full right, title and possession of and to all rights and property of the Company, then the officers and directors of Carnivale shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company and otherwise) to take such action.

1.8 Tax Consequences. For United States federal income tax purposes, the Transaction is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations.

Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.13(h), except as set forth in set forth in the written disclosure schedule delivered by the Company to Carnivale (the “Company Disclosure Schedule”), the Company represents and warrants to Carnivale as follows:

2.1 Due Organization; Subsidiaries; Etc.

(a) The Company is a private limited company duly incorporated and registered under the Laws of England and Wales and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(b) The Company is duly licensed or qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries. The Company does not own any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls, directly or indirectly, any other Entity (including any “subsidiary” as defined in section 1159 of the Companies Act 2006 or “subsidiary undertaking” as defined in section 1162 of the Companies Act 2006), and the Company is not or has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed nor is obligated to make, nor is bound by any Contract under which it will become obligated to make, any future investment in or capital contribution to any other Entity. The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

2.2 Certificate of Incorporation; Bylaws; Charters and Codes of Conduct. The Company has delivered to Carnivale accurate and complete copies of the Organizational Documents of the Company. The statutory books, including registers and minute books of the Company, are up-to-date, have been maintained on a proper basis and in accordance in all material respects with all applicable Laws, and no notice or allegation that any of them is inaccurate or should be rectified has been received; and all documents which are required by Law to be delivered to the competent registrar of companies in respect of the Company have been properly so delivered. Part 2.2 of the Company Disclosure Schedule lists, and the Company has delivered to Carnivale, accurate and complete copies of: (a) the charters of all committees of the Company Board; and (b) any code of conduct or similar policy adopted by the Company or by the Company Board, or any committee thereof. The Company has not taken any action in breach or violation of any of the provisions of its Organizational Documents, except as would have, individually or in the aggregate, a Company Material Adverse Effect.

2.3 Authority; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Transaction and the Contemplated Transactions. The Company Board Approval has been properly obtained and constitutes all of the necessary action or authorization on the part of the Company for the authorization, execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transaction or the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Carnivale and the other Parties hereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

2.4 Non-Contravention; Consents. Neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Transaction or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(b) contravene, conflict with or result in a material violation of, or to the Knowledge of the Company give any Governmental Body or other Person the right to challenge the Transaction or any of the other Contemplated Transactions or to exercise any material remedy or obtain any material relief under, any Law or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject, except as would not be material to the Company or its business;

(c) contravene, conflict with or result in a material violation of any of the terms or requirements of, or to the Knowledge of the Company, give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company, except as would not be material to the Company or its business;

(d) contravene, conflict with or result in a material violation or breach of, or result in a default under, any provision of any Company Material Contract, or to the Knowledge of the Company, give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) accelerate the maturity or performance of any Company Material Contract; or (iii) cancel, terminate or modify any term of any Company Material Contract, except, in each case, as would not have a Company Material Adverse Effect; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by the Company (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Part 2.4 of the Company Disclosure Schedule under any Company Contract and (ii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, the Company was not, is not, and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Transaction or any of the other Contemplated Transactions, which, if individually or in the aggregate were not given or obtained, would result in a Company Material Adverse Effect.

2.5 Capitalization, Etc.

(a) The allotted and issued share capital of the Company as of the date of this Agreement consists of (i) 2,437,138 Company Ordinary Shares, (ii) 15,900,000 A Preferred Shares and (iii) 8,422,898 B Preferred Shares. The Company Shares constitute the whole of the allotted and issued share capital of the Company and have been duly authorized and validly issued, and are fully paid and are free from all Encumbrances. Except as set forth in Part 2.5(a) of the Company Disclosure Schedule, none of the Company Shares is entitled or subject to any preemptive right, right of first offer, co-sale right or any similar right and none of the Company Shares is subject to any right of first refusal in favor of the Company. Except as contemplated herein or as set forth in Part 2.5(a) of the Company Disclosure Schedule, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Shares. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any Company Shares or other securities. Part 2.5(a) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to Company Ordinary Shares (including shares issued pursuant to the exercise of stock options) and Company Preferred Shares, and specifies each holder of Company Ordinary Shares or Company Preferred Shares, the date of purchase of such Company Ordinary Shares or Company Preferred Shares, the number of Company Ordinary Shares or Company Preferred Shares subject to such repurchase rights, the purchase price paid by such holder, the vesting schedule under which such repurchase rights lapse. Each Company Preferred Share is convertible into one Company Ordinary Share pursuant to article 5.8 of the Company’s Articles of Association.

(b) Except for the Company Limited Enterprise Management Incentives Scheme, effective as of July 26, 2011 (the “Company Plan”), and except as set forth in Part 2.5(b) of the Company Disclosure Schedule, the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 2,098,467 shares of Company Ordinary Shares for issuance under the Company Plan, of which zero shares have been issued and are currently outstanding, 855,790 have been reserved for issuance upon exercise of Company Options granted under the Company Plan, and 1,242,677 shares of Company Ordinary Shares remain available for future issuance pursuant to the Company Plan. Part 2.5(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Ordinary Shares subject to such Company Option at the time of grant; (iii) the number of shares of Company Ordinary Shares subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares; and (vii) the date on which such Company Option expires. The Company has made available to Carnivale an accurate and complete copy of the Company Plan and forms of all stock option agreements approved for use thereunder. Except as set forth on Part 2.5(b) of the Company Disclosure Schedule, no vesting of Company Options will accelerate in connection with the closing of the Contemplated Transactions.

(c) Except for the outstanding Company Options or as set forth on Part 2.5(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or will become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or will become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(d) All issued Company Ordinary Shares, Company Preferred Shares, options and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Laws, and (ii) all material requirements set forth in applicable Contracts.

(e) All dividends or distributions declared, made or paid by the Company have been declared, made or paid in accordance with its Organizational Documents and other corporate documents, all applicable Laws, the rules of any Governmental Body and any agreements or arrangements made with any third party regulating the payment of dividends and distributions.

2.6 Financial Statements.

(a) Part 2.6(a) of the Company Disclosure Schedule includes true and complete copies of (i) the Company’s audited balance sheets at April 30, 2014 and April 30, 2015, (ii) the Company’s audited profit and loss accounts for the years ended April 30, 2014 and April 30, 2015, and (iii) the Company’s unaudited management accounts for the year ended April 30, 2016, which shall include the Company Audited Interim Balance Sheet (collectively, the “Company Financials”). The Company Financials (1) were prepared in accordance with applicable Law and generally accepted accounting principles in force at the date at which they were prepared in the United Kingdom (the “Accounting Standards”) (except as may be indicated in the footnotes to such Company Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by the Accounting Standards and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated, (2) give a true and fair view, in all material respects, of the affairs of the Company as of the dates and for the periods indicated therein, (3) apply policies and estimation techniques of accounting which have been consistently applied in the audited financial statements of the Company for the two accounting reference periods ending on April 30, 2015, (4) where audited, have been audited by an auditor or firm of accountants qualified to act as auditors in the United Kingdom and the auditors’ report required to be annexed to the Company Financials is unqualified and (5) have been filed in accordance with the requirements of applicable Law.

(b) Since April 30, 2012, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of the Company, the Company Board or any committee thereof. Since April 30, 2012, neither the Company nor its independent auditors have identified any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any claim or allegation regarding any of the foregoing.

2.7 Absence of Changes. Except as set forth on Part 2.7 of the Company Disclosure Schedule, between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any Company Material Adverse Effect.

2.8 Absence of Undisclosed Liabilities. As of the date hereof, the Company does not have any liability, indebtedness, obligation or expense of any kind, whether accrued, absolute, contingent, matured, unmatured or other (each a “Liability”), whether or not required to be reflected in financial statements prepared in accordance with the Accounting Standards, except for: (a) Liabilities reflected on the face of the Company Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by the Company since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance of obligations of the Company under Company Contracts; (d) Liabilities incurred in connection with this Agreement; and (e) Liabilities listed in Part 2.8 of the Company Disclosure Schedule.

2.9 Title to Assets. The Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to the business of the Company, including: (a) all assets reflected on the Company Unaudited Interim Balance Sheet; and (b) all other assets reflected in the books and records of the Company as being owned by the Company. All of such assets owned by the Company are owned free and clear of Encumbrances other than Permitted Encumbrances.

2.10 Real Property; Leasehold. The Company does not own and has never owned any real property. The Company has made available to Carnivale (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or licensed by the Company, and (b) copies of all leases and licenses under which any such real property is possessed (the “Company Real Estate Leases”). The Company is not in default under any of the Company Real Estate Leases, except where such defaults have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, and to the Knowledge of the Company, there is no default by any of the lessors thereunder.

2.11 Intellectual Property.

(a) To the Knowledge of the Company, the Company owns, or has the right to use, as currently being used by Company, all Company IP Rights, and with respect to Company IP Rights that are owned by Company, has the right to bring actions for the infringement of all Company IP Rights, in each case except for any failure to own or have such right to use, or have the right to bring actions that would not have a Company Material Adverse Effect.

(b) Part 2.11(b) of the Company Disclosure Schedule is an accurate, true and complete listing of all Company Registered IP.

(c) Part 2.11(c) of the Company Disclosure Schedule accurately identifies all Company Contracts pursuant to which Company IP Rights are licensed to the Company (other than (I) any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s products or services, (II) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), (III) any confidential information provided under confidentiality agreements and (IV) any materials provided under material transfer agreements entered into in the Ordinary Course of Business).

(d) Part 2.11(d) of the Company Disclosure Schedule accurately identifies each Company Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP Rights (other than (I) any confidential information provided under confidentiality agreements, (II) any materials provided under material transfer agreements entered into in the Ordinary Course of Business and (III) any Company IP Rights licensed to suppliers or service providers for the sole purpose of manufacturing products or providing services for the Company’s benefit).

(e) Except as identified in Part 2.11(e) of the Company Disclosure Schedule, to the Knowledge of the Company, the Company exclusively owns all right, title, and interest to and in Company IP Rights (other than Company IP Rights (i) exclusively and non-exclusively licensed to the Company, as identified in Part 2.11(c) of the Company Disclosure Schedule and (ii) (I) any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s products or services, (II) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials, (III) any confidential information provided under confidentiality agreements and (IV) materials provided under material transfer agreements entered into in the Ordinary Course of Business) free and clear of any Encumbrances (other than Permitted Encumbrances and those Encumbrances which would not materially limit the business of the Company as conducted or planned to be conducted). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Company Registered IP, in Company’s customary practice of prosecuting Intellectual Property, have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body except for any such failure, individually or collectively, that would not reasonably be expected to have a Company Material Adverse Effect.

(ii) Each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any material Company IP Rights owned by Company has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to the Company and confidentiality provisions protecting trade secrets and confidential information of the Company.

(iii) To the Knowledge of the Company, no current or former stockholder, officer, director, or employee of the Company has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights in which the Company has an ownership interest. To the Knowledge of the Company, no employee of the Company is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights in which the Company has an ownership interest or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights in which the Company has an ownership interest.

(iv) To the Knowledge of the Company, no funding, facilities, or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company has an ownership interest.

(v) The Company has taken reasonable steps in accordance with industry standard practices to maintain the confidentiality of and otherwise protect and enforce its rights in all material proprietary information that the Company holds, or purports to hold, as a trade secret.

(vi) The Company has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights to any other Person.

(vii) To the Knowledge of the Company, the Company IP Rights constitute all material Intellectual Property necessary for the Company to conduct its business as currently conducted.

(f) The Company has delivered, or made available to Carnivale, a complete and accurate copy of all material Company IP Rights Agreements.

(g) The manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by the Company does not materially violate any license or agreement between the Company and any third party in any material respects, and, to the Knowledge of the Company, does not infringe or misappropriate any Intellectual Property right of any other party, which infringement or misappropriation would have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon, or violating any license or agreement with the Company relating to any Company IP Rights owned by Company.

(h) There is no current or pending claim or Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Company IP Rights owned by Company, nor has the Company received any written notice asserting that any Company IP Rights or the proposed use, sale, license or disposition thereof conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(i) To the Knowledge of the Company, each item of Company IP Rights that is Company Registered IP is and at all times has been filed and maintained in compliance with all applicable Laws and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not reasonably be expected to have a Company Material Adverse Effect.

(j) To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person, except as would not have a Company Material Adverse Effect. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Company has or purports to have an ownership interest has been impaired as determined by the Company in accordance with the Accounting Standards.

(k) Except as set forth in Parts 2.11(c) or 2.11(d) of the Company Disclosure Schedule (i) the Company is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) the Company has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

2.12 Agreements, Contracts and Commitments. Part 2.12 of the Company Disclosure Schedule identifies each Company Contract that is in effect as of the date of this Agreement and is (a) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act, (b) a Contract to which the Company is a party or by which its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Company in excess of $500,000, (c) is a Company Real Estate Lease or (d) is a Contract disclosed in or required to be disclosed in Part 2.11(c) or Part 2.11(d) of the Company Disclosure Schedule. The Company has made available to Carnivale accurate and complete copies of all Contracts to which the Company is a party or by which it is bound of the type described in clauses (a)-(d) of the immediately preceding sentence (any such Contract, a “Company Material Contract”). Each Company Material Contract is in full force and effect and is enforceable against Company and, to the Knowledge of the Company, against each other party thereto in accordance with the terms thereof. The Company is not and, to the Knowledge of the Company, no other party to any Company Material Contract is in violation of or in default under (nor to the Knowledge of the Company, does there exist any condition which, with or without notice or lapse of time, or both, would cause such a violation of or default under) any Company Material Contract, except for violations or defaults that, individually or in the aggregate, have not had a Company Material Adverse Effect.

2.13 Compliance; Permits; Restrictions.

(a) The Company is, and since April 30, 2012 has been, in compliance in all material respects with all applicable Laws, except for any noncompliance, either individually or in the aggregate, which would not result in a Company Material Adverse Effect. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or Governmental Authority is pending or, to the Knowledge of the Company, threatened against the Company. There is no agreement, judgment, injunction, order or decree binding upon the Company which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) may have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely have the effect of preventing, delaying or making illegal the Transaction or any of the Contemplated Transactions.

(b) The Company holds all required Governmental Authorizations for the operation of the business of the Company (the “Company Permits”) as currently conducted, except for any failure to hold any such Governmental Authorization, either individually or in the aggregate, that would not result in a Company Material Adverse Effect. Part 2.13(b) of the Company Disclosure Schedule identifies each Company Permit. The Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit.

(c) There are no proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged violation by the Company of the Federal Food, Drug, and Cosmetic Act (“FDCA”), Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substance Act or any other similar Laws promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).

(d) The Company holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of the Company as currently conducted, and, as applicable, for the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. The Company is in compliance in all material respects with the Company Regulatory Permits and has not received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. Except for the information and files identified in Part 2.13(d) of the Company Disclosure Schedule, the Company has made available to Carnivale all information requested by Carnivale in the Company’s possession or control relating to the Company Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the Company Product Candidates, including complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; and inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or in which the Company or its current products or product candidates, including the Company Product Candidates, have participated were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Laws, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since April 30, 2012, the Company has not received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Company, threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company or in which the Company or its respective current products or product candidates, including the Company Product Candidates, have participated.

(f) The Company is not the subject of any pending, or to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company, the Company has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. Neither the Company nor any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, or any of their respective officers, employees or agents.

2.14 Legal Proceedings; Orders.

(a) Except as set forth on Part 2.14(a) of the Company Disclosure Schedule, there is no pending Legal Proceeding, and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) the Company, (B) any Company Associate (in his or her capacity as such) or (C) any of the material assets owned or used by the Company and that is material to the Company or its business; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Transaction or any of the other Contemplated Transactions.

(b) There is no order, writ, injunction, judgment or decree to which the Company, or any of the material assets owned or used by the Company, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or to any material assets owned or used by the Company.

2.15 Tax Matters.

(a) The Company has timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Laws. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Laws. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by the Company on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of the Company have been reserved for on the

Company Unaudited Interim Balance Sheet in accordance with the Accounting Standards. Since the date of the Company Unaudited Interim Balance Sheet, the Company has not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) The Company has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on the Company’s Unaudited Interim Balance Sheet) upon any of the assets of the Company.

(e) No deficiencies for Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company. No issues relating to Taxes of the Company were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. The Company has delivered or made available to Carnivale complete and accurate copies of all federal income Tax and all other material Tax Returns of the Company (and predecessors of each) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company (and predecessors of each), with respect to federal income Tax and all other material Taxes. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f) All material elections with respect to Taxes affecting the Company as of the date hereof, to the extent such elections are not shown on or in the Tax Returns that have been delivered or made available to Carnivale, are set forth on Part 2.15(f) of the Company Disclosure Schedule. The Company (i) has not consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of the Company; (ii) has not agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) has not made an election, or is required, to treat any of its assets as owned by another Person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) has not acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (v) has not made or will make a consent dividend election under Section 565 of the Code; (vi) has not elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (vii) has not made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

(g) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) The Company is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

(i) The Company has never been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is the Company) for federal, state, local or foreign Tax purposes. The Company does not have any Liability for the Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract, or otherwise.

(j) The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provision of state, local or foreign law).

(k) The Company is not liable to make a payment to any Tax authority under the provisions of Section 455 of the Corporation Tax Act 2010.

(l) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made on or prior to the Closing Date, or (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into on or prior to the Closing Date.

(m) The Company is not a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of the Company, other arrangement or contract which is treated as a partnership for Tax purposes.

(n) The Company has not entered into any transaction identified as a “listed transaction” under Treasury Regulations Section 1.6011-4(b)(2). For United Kingdom tax purposes, to the Knowledge of the Company, the Company has not been involved in any scheme, transaction or series of transactions in which the main purpose or one of the main purposes was the avoidance of Tax.

(o) The Company has not taken any action, nor has any Knowledge of any fact or circumstance, that could reasonably be expected to prevent the transactions contemplated hereby, including the Transaction, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(p) All documents which are required to be stamped or are subject to a stamp, registration, transfer or similar tax and are in the possession of the Company or are necessary to establish the title of the Company to any asset or to enforce any rights and in respect of which any stamp duty, registration, transfer or other similar tax is payable (whether as a condition to the validity, registrability or otherwise), have been duly stamped or such stamp, registration, transfer or similar tax has been paid in respect of such documents.

2.16 Employee and Labor Matters; Benefit Plans.

(a) The employment of each of the Company’s employees is terminable by the Company giving appropriate notice (or otherwise in accordance with general principles of wrongful termination law). The Company has made available to Carnivale accurate and complete copies of all material employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Company Associates to the extent currently effective and material.

(b) The Company is not a party to, bound by, nor has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and, to the Knowledge of the Company, there are no labor organizations representing, purporting to represent or seeking to represent any employees of the Company.

(c) Part 2.16(c) of the Company Disclosure Schedule lists all written and all non-written employee benefit plans (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar material fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present employee or director of the Company (or any trade or business (whether or not incorporated) which is a Company Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, the Company, or any Company Affiliate, or under which the Company or any Company Affiliate has any current or may incur liability after the date hereof (each, a “Company Employee Plan”).

(d) With respect to Company Options granted pursuant to the Company Plan, each Company Option grant was made in accordance with the terms of the Company Plan and, to the Knowledge of the Company, all other applicable laws and regulatory rules or requirements, including Chapter 9, Part 7 and Schedule of the Income Tax (Employment and Pensions) Act 2003 with respect to any Company Options which are designated as “EMI options”.

(e) Each Company Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Laws, including the Code.

(f) The Company does not sponsor or contribute to or otherwise has any liability with respect to any Company Employee Plan that is or was subject to ERISA. None of the Company has any ERISA Affiliates (other than the Company).

(g) No Company Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than as required by applicable law. The Company has never been at any time the “employer” or “connected or associated” with the “employer” (as those terms are used in the UK Pensions Act 20014) in relation to any superannuation or other retirement benefits plan in respect of which benefits are calculated by reference to age, salary or length of service.

(h) The Company is not a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

(i) To the Knowledge of the Company, no Company Options, stock appreciation rights or other equity-based awards issued or granted by Company are subject to the requirements of Code Section 409A. To the Knowledge of the Company, each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “409A Plan”) under which the Company makes, is obligated to make or promises to make, payments, complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any 409A Plan is, or to the Knowledge of the Company will be, subject to the penalties of Code Section 409A(a)(1).

(j) The Company is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to employees: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, or, to the Company’s Knowledge, threatened or reasonably anticipated against the Company relating to any employee, employment agreement or Company Employee Plan (other than routine claims for benefits). To the Company’s Knowledge, there are no pending or threatened or reasonably anticipated claims or actions against the Company, any Company trustee under any worker’s compensation policy or long-term disability policy. The Company is not party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices.

(k) With respect to each Company Employee Plan, the Company has made available to Carnivale a true and complete copy of, to the extent applicable, (i) such Company Employee Plan, (ii) the three most recent annual reports (Form 5500) as filed with the Internal Revenue Service, (iii) each currently effective trust agreement related to such Company Employee Plan, (iv) the most recent summary plan description for each Company Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions in the possession of the Company, and (v) the most recent Internal Revenue Service determination or opinion letter or analogous ruling under foreign law issued with respect to any Company Employee Plan.

2.17 Environmental Matters. Since April 30, 2012, the Company has complied in all material respects with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not result in a Company Material Adverse Effect. The Company has not received since April 30, 2012 any written notice or other written communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company has received since April 30, 2012 any written notice or other communication relating to property owned or leased at any time by the Company, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance in all material respects with or violated any Environmental Law in any material respect relating to such property and (ii) the Company has no material liability under any Environmental Law.

2.18 Insurance. The Company has delivered to Carnivale accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since April 30, 2012. The Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any material insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company for which the Company has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

2.19 No Financial Advisor. Except as set forth on Part 2.19 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Transaction or any of the other Contemplated Transactions based upon arrangements made by or on behalf of the Company.

2.20 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Carnivale nor any other person on behalf of Carnivale makes any express or implied representation or warranty with respect to Carnivale or with respect to any other information provided to the Company or any of its Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of Carnivale set forth in Section 3 (in each case as qualified and limited by the Carnivale Disclosure Schedule)) none of the Company or any of its Representatives or shareholders, has relied on any such information (including the accuracy or completeness thereof).

SECTION 2A. REPRESENTATIONS AND WARRANTIES OF SELLERS

Subject to Section 10.13(h), except as set forth in set forth in the Company Disclosure Schedule, each Seller (severally and not jointly) represents and warrants to Carnivale:

2A.1 Organization; Standing. To the extent any Seller is an entity, the Seller is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

2A.2 Authority, Power; No Conflict; Required Filings and Consents

(a) The Seller has all requisite power and authority (and, in the case of individuals, capacity) to execute and deliver this Agreement and the other agreements contemplated hereby to which Seller is a party and to consummate the Transaction and the Contemplated Transactions (including all capacity, right and authority to sell, assign, transfer and convey the Company Shares as provided in this Agreement). The execution and delivery by the Seller of this Agreement and the other agreements contemplated hereby to which Seller is a party and the performance by the Seller of this Agreement and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate and other action on the part of the Seller. This Agreement and all other agreements contemplated hereby to which Seller is a party have been or will be as of the Closing Date duly and validly executed and delivered by the Seller and, assuming the due authorization, execution and delivery by Carnivale, the Company, the other Sellers, the Seller Representative and any other party thereto, constitutes or will constitute a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to the Enforceability Exception.

(b) The execution and delivery of this Agreement by the Seller do not, and the consummation by the Seller of the Contemplated Transactions shall not, (i) conflict with, or result in any violation or breach of, any provision of the Organization Documents of such Seller (to the extent Seller is an entity), (ii) conflict with or breach any applicable Law or any requirement of any Governmental Body to which a Seller is subject or submits (to the extent such Seller is an entity) or (iii) require a consent or waiver under any Contract to which the Seller is a party. The Seller is not a party to, or otherwise bound, by any agreement or arrangement with any third party that would reasonably be expected to prevent or delay the registration of Carnivale as the owner of such Seller’s Company Shares upon the consummation of the Transaction.

(c) Assuming the accuracy of the representations and warranties of Carnivale contained in this Agreement, no consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Body is required by or with respect to the Seller in connection with the execution and delivery of this Agreement by the Seller or the consummation by the Seller of the transactions contemplated by this Agreement, except for such consents, authorizations, orders, filings, approvals and registrations that, individually or in the aggregate, if not obtained or made, would reasonably be expected to prohibit or materially delay the ability of the Seller to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder.

2A.3 Ownership of Company Shares. Each Seller is, as of the date of this Agreement, the sole legal and beneficial owner of all of the Company Shares set forth opposite such Seller’s name on Part 2A.3(a) of the Company Disclosure Schedule and will be, at Closing, the sole legal and beneficial owner of all of the Company Shares set forth opposite such Seller’s name on the Closing Date Allocation Schedule. Such Seller has good and marketable title to sell such Company Shares with full title guarantee, free and clear of all Encumbrances (other than Permitted Encumbrances), and immediately following Closing, subject only to due stamping of stock transfer forms and the registration of Carnivale in the Company’s register of members, Carnivale will be the sole legal and beneficial owner of, and will have good and marketable title to all Company Shares, free and clear of all Encumbrances (other than Permitted Encumbrances). Except as pursuant to this Agreement, there is no contractual obligation pursuant to which any Seller has, directly or indirectly, granted any option, warrant or other right to any Entity to acquire any of the Company Shares. There are no (a) voting trusts, proxies or other agreements or understandings with respect to the Company Shares to which any Seller is a party, by which such

Seller is bound or (b) agreements or understandings to which any Seller is a party or by which such Seller is bound relating to the registration, sale or transfer (including agreements relating to rights of first refusal, “co-sale” rights or “drag-along” rights) of any of the Company Shares, except as set forth in the Company’s Organizational Documents.

2A.4 Litigation. There is no Legal Proceeding before any Governmental Body or before any arbitrator that is pending or has been threatened in writing against the Seller that questions the validity of this Agreement or any action taken or to be taken by the Seller in connection herewith or that would reasonably be expected to prohibit or materially delay the Seller’s ability to consummate the transactions contemplated by this Agreement.

2A.5 Brokers. The Seller has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

2A.6 Purchase for Own Account; Sophistication. The Seller acknowledges and agrees that shares of Carnivale Common Stock to be acquired by the Seller pursuant to this Agreement will be acquired for investment for the Seller’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Seller has no present intention of selling, granting any participation in, or otherwise distributing the same. The Seller acknowledges and agrees that the Seller does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third party, with respect to any of the shares of Carnivale Common Stock to be received by it pursuant to this Agreement. The Seller represents and warrants that it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of owning the shares of Carnivale Common Stock to be received by it pursuant to this Agreement. The Seller has the ability to bear the economic risk of the investment in shares of Carnivale Common Stock, including complete loss of such investment.

2A.7 Access to Information. The Seller acknowledges that (a) it has been afforded (i) access to information about each of Company and Carnivale, respectively, and their respective financial conditions, results of operations, businesses, properties and prospects sufficient to enable the Seller to evaluate its investment in Carnivale Common Stock; and (ii) the opportunity to obtain such additional information that the other party possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment in Carnivale Common Stock and any such additional information has been provided to the Seller’s reasonable satisfaction, and (b) it has sought such professional advice as it has considered necessary to make an informed decision with respect to its acquisition of the Carnivale Common Stock.

2A.8 Restricted Securities; Legends.

(a) The Seller understands that the shares of Carnivale Common Stock to be received by it in connection with the Transaction have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Seller’s representations and warranties as expressed herein. The Seller understands that such shares of Carnivale Common Stock will be “restricted securities” under applicable securities laws and that, pursuant to these laws, the Seller must hold such shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

(b) The Seller understands that the shares of Carnivale Common Stock to be received by it in connection with the Transaction may be notated with one or more of the following legends:

(i) “THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER, ASSIGNMENT, PLEDGE OR

HYPOTHECATION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

(ii) Any legend required by applicable securities laws to the extent such laws are applicable to the shares represented by the certificate, instrument, or book entry so legended.

2A.9 Accredited Investor; Regulation S. The Seller either is (a) an “accredited investor” (as defined in Regulation D promulgated under the Securities Act) or (b) not a “U.S. person” within the meaning of Rule 902 of Regulation S of the Securities Act and (i) is not acquiring Carnivale Common Stock pursuant to this Agreement for the account or benefit of any U.S. person within the meaning of Rule 902 of Regulation S of the Securities Act, and (ii) is satisfied to the full observance of the Laws of the Seller’s jurisdiction in connection with the offering of the Carnivale Common Stock to the Seller, including (A) the Laws within the Seller’s jurisdiction for the Seller’s acquisition of the Carnivale Common Stock, (B) any foreign exchange restrictions applicable to such acquisition, (C) any governmental or other consents that may need to be obtained and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, acquisition, holding, redemption, sale or transfer of such securities.

2A.10 Tax Matters. The Seller has had an opportunity to review with its own Tax advisors the Tax consequences of the Contemplated Transactions. The Seller understands that it must rely solely on its advisors and not on any statements or representations made by Carnivale, the Company or any of their agents or representatives with respect to the Tax consequences of the Contemplated Transactions to the Seller.

2A.11 No Other Representations or Warranties. Each of the Sellers hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Carnivale nor any other person on behalf of Carnivale makes any express or implied representation or warranty with respect to Carnivale or with respect to any other information provided to the Company, any Seller or any of their respective Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of Carnivale set forth in Section 3 (in each case as qualified and limited by the Carnivale Disclosure Schedule)) none of the Sellers or any of their Representatives or shareholders, has relied on any such information (including the accuracy or completeness thereof).

Section 3. REPRESENTATIONS AND WARRANTIES OF CARNIVALE

Subject to Section 10.13(h), except (i) as set forth in the written disclosure schedule delivered by Carnivale to the Company (the “Carnivale Disclosure Schedule”) or (ii) as disclosed in the Carnivale SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Carnivale represents and warrants to the Sellers as follows:

3.1 Due Organization; Subsidiaries; Etc.

(a) Carnivale is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property or assets in the manner in which its property or assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(b) Carnivale is licensed and qualified to do business, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not have a Carnivale Material Adverse Effect.

(c) Carnivale has no Subsidiaries; and Carnivale does not own any capital stock of, or any equity interest of any nature in, any other Entity. Carnivale has not agreed nor is obligated to make, nor is bound by any Contract under which it will become obligated to make, any future investment in or capital contribution to any other Entity. Carnivale has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Certificate of Incorporation; Bylaws; Charters and Codes of Conduct. Carnivale has delivered to the Company accurate and complete copies of Carnivale’s Organizational Documents. Part 3.2 of the Carnivale Disclosure Schedule lists, and Carnivale has delivered to the Company, accurate and complete copies of: (a) the charters of all committees of Carnivale Board; and (b) any code of conduct or similar policy adopted by Carnivale or by the Carnivale Board, or any committee thereof. Carnivale has not taken any action in breach or violation of any of the provisions of its Organizational Documents, except as would not have, individually or in the aggregate, a Carnivale Material Adverse Effect.

3.3 Authority; Binding Nature of Agreement. Carnivale has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The Carnivale Board (at meetings duly called and held) has: (a) determined that the Transaction and the issuance of shares of Carnivale Common Stock pursuant to the Transaction is fair to, advisable and in the best interests of Carnivale and its stockholders; (b) approved this Agreement, the issuance of shares of Carnivale Common Stock to the stockholders of the Company pursuant to the Transaction, the treatment of the Company Options hereunder and the other Contemplated Transactions; and (c) determined to recommend, upon the terms and subject to the conditions of this Agreement, that the stockholders of Carnivale vote to approve the issuance of shares of Carnivale Common Stock in the Transaction pursuant to the terms of this Agreement. This Agreement has been duly executed and delivered by Carnivale, and assuming the due authorization, execution and delivery by the Company and the other Parties hereto, constitutes the legal, valid and binding obligation of Carnivale, enforceable against Carnivale in accordance with its terms, subject to Enforceability Exceptions. Prior to the execution of the Carnivale Stockholder Support Agreement, the Carnivale Board approved the Carnivale Stockholder Support Agreement and the transactions contemplated thereby.

3.4 Vote Required. The affirmative vote of the holders of a majority of the shares of Carnivale Common Stock entitled to vote thereon is the only vote of the holders of any class or series of Carnivale’s capital stock necessary to approve the issuance of Carnivale Common Stock in the Transaction (the “Required Carnivale Stockholder Vote”).

3.5 Non-Contravention; Consents. Subject to obtaining the Required Carnivale Stockholder Vote, neither (x) the execution, delivery or performance of this Agreement by Carnivale, nor (y) the consummation of the Transaction or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Carnivale;

(b) contravene, conflict with or result in a material violation of, or to the Knowledge of Carnivale, give any Governmental Body or other Person the right to challenge the Transaction or any of the other Contemplated Transactions or to exercise any material remedy or obtain any material relief under, any Law or any order, writ, injunction, judgment or decree to which Carnivale or any of the assets owned or used by Carnivale, is subject, except as would not be material to Carnivale or its business;

(c) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Carnivale, except as would not be material to Carnivale or its business;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Carnivale Material Contract, or to the Knowledge of Carnivale, give any Person the right to: (i) declare a default or exercise any remedy under any Carnivale Material Contract; (ii) accelerate the maturity or performance of any Carnivale Material Contract; or (iv) cancel, terminate or modify any term of any Carnivale Material Contract, except in each case, as would not have a Carnivale Material Adverse Effect; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by Carnivale (except for Permitted Encumbrances). Except for (i) any Consent set forth on Part 3.5 of the Carnivale Disclosure Schedule under any Carnivale Contract, (ii) the approval of the Transaction and the issuance of shares of Carnivale Common Stock in the Transaction, and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, Carnivale was not, is not, and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Transaction or any of the other Contemplated Transactions, which, if individually or in the aggregate, were not given or obtained, would result in a Carnivale Material Adverse Effect. The Carnivale Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Carnivale Stockholder Support Agreement and to the consummation of the Transaction and the other Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Transaction, this Agreement, the Carnivale Stockholder Support Agreement or any of the other Contemplated Transactions.

3.6 Capitalization, Etc.

(a) The authorized capital stock of Carnivale consists of (i) 100,000,000 shares of Carnivale Common Stock, par value $0.001 per share, of which 26,335,775 shares have been issued and are outstanding as of June 10, 2016 (the “Capitalization Date”) and (ii) 5,000,000 shares of Preferred Stock, par value $0.001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date. Carnivale does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Carnivale Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Carnivale Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Carnivale Common Stock is subject to any right of first refusal in favor of Carnivale. Except as contemplated herein and except as identified on Part 3.6(a) of the Carnivale Disclosure Schedule there is no Carnivale Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Carnivale Common Stock. Carnivale is not under any obligation, nor is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Carnivale Common Stock or other securities. Part 3.6(a) of the Carnivale Disclosure Schedule accurately and completely describes all repurchase rights held by Carnivale with respect to shares of Carnivale Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(b) Except for the Amended and Restated Carnivale 2004 Stock Option Plan, the Carnivale 2014 Stock Option Plan and the Carnivale 2015 Equity Incentive Plan (collectively, the “Carnivale Stock Plans”), or except as set forth on Part 3.6(b) of the Carnivale Disclosure Schedule, Carnivale does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the Capitalization Date, Carnivale has reserved 3,852,132 shares of Carnivale Common Stock for issuance under the Carnivale Stock Plans, of which 399,963 shares have been issued and are currently outstanding, 2,083,579 have been reserved for issuance upon exercise of Carnivale Options granted under the Carnivale Stock Plans, and 1,368,590 shares of Company Common Stock remain available for future issuance pursuant to the Carnivale Stock Plans. Part 3.6(b) of the Carnivale Disclosure Schedule sets forth the following information with respect to each Carnivale Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Carnivale Common Stock subject to such Carnivale Option at the time of grant; (iii) the number of shares of Carnivale Common Stock subject to such Carnivale Option as of the date of this Agreement; (iv) the exercise price of such Carnivale Option; (v) the date on which such Carnivale Option was granted; and (vi) the date on which such Carnivale Option expires. Carnivale has made available to the Company accurate and complete copies of all stock option plans pursuant to which Carnivale has ever granted stock options and the forms of all stock option agreements evidencing such options and evidence of board and stockholder approval of any of the Carnivale Stock Plans and amendments thereto.

(c) Except for the outstanding Carnivale Options or as identified on Part 3.6(b) of the Carnivale Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Carnivale; (ii) outstanding security, instrument or obligation that is or will become convertible into or exchangeable for any shares of the capital stock or other securities of Carnivale; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Carnivale is or will become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Carnivale. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Carnivale.

(d) All outstanding shares of Carnivale Common Stock and options and other securities of Carnivale have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Laws, and (ii) all material requirements set forth in applicable Contracts.

(e) All of the issued and outstanding shares, or other equity or voting interests in, Carnivale have been duly authorized and validly issued and are fully paid and non-assessable. All dividends or distributions declared, made or paid by Carnivale have been declared, made or paid in accordance with its Organizational Documents and other corporate documents, all applicable Laws, the rules of any Governmental Body and any agreements or arrangements made with any third party regulating the payment of dividends and distributions.

3.7 SEC Filings; Financial Statements.

(a) Carnivale has delivered to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Carnivale with the SEC since January 1, 2015 (the “Carnivale SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. Except as set forth on Part 3.7(a) of the Carnivale Disclosure Schedule, all material statements, reports, schedules, forms and other documents required to have been filed by Carnivale or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Carnivale SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, to Carnivale’s Knowledge, as of the time they were filed, none of the Carnivale SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Carnivale SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Carnivale SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Carnivale as of the respective dates thereof and the results of operations and cash flows of Carnivale for the periods covered thereby. Other than as expressly disclosed in the Carnivale SEC Documents filed prior to the date hereof, there has been no material change in Carnivale’s accounting methods or principles that would be required to be disclosed in Carnivale’s financial statements in accordance with GAAP. The books of account and other financial records of Carnivale are true and complete in all material respects.

(c) Carnivale does not hold any auction rate securities, or other marketable securities or cash equivalents which are not, to the Knowledge of Carnivale, fully liquid and freely tradable.

(d) Carnivale’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Carnivale, “independent” with respect to Carnivale within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Carnivale, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(e) Carnivale has not received any comment letter from the SEC or the staff thereof or any correspondence from NASDAQ or the staff thereof relating to the delisting or maintenance of listing of the Carnivale Common Stock on The NASDAQ Global Market. Carnivale has not disclosed any unresolved comments in the Carnivale SEC Documents.

(f) Since January 1, 2012, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Carnivale, the Carnivale Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(g) Carnivale is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of The NASDAQ Global Market.

(h) Carnivale maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Carnivale maintains records that in reasonable detail accurately and fairly reflect Carnivale’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and Carnivale Board, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Carnivale’s assets that could have a material effect on Carnivale’s financial statements. Carnivale has evaluated the effectiveness of Carnivale’s internal control over financial reporting and, to the extent required by applicable law, presented in any applicable Carnivale SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Carnivale has disclosed to Carnivale’s auditors and the Audit Committee of the Carnivale Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Carnivale’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Carnivale’s internal control over financial reporting. Except as disclosed in the Carnivale SEC Documents filed prior to the date hereof, Carnivale has not identified any material weaknesses in the design or operation of Carnivale’s internal control over financial reporting. Since December 31, 2015, there have been no material changes in Carnivale’s internal control over financial reporting.

(i) Carnivale’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Carnivale in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Carnivale’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.8 Absence of Changes. Except as set forth on Part 3.8 of the Carnivale Disclosure Schedule, between March 31, 2016 and the date of this Agreement, Carnivale has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any Carnivale Material Adverse Effect.

3.9 Absence of Undisclosed Liabilities. As of the date hereof, Carnivale does not have any Liability, individually or in the aggregate, except for: (a) Liabilities reflected on the face of the Carnivale Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Carnivale since the date of the Carnivale Unaudited Interim Balance Sheet in the Ordinary Course of Business and which are not in excess of $500,000, in the aggregate; (c) Liabilities for performance of obligations of Carnivale under Carnivale Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities described in Part 3.9 of the Carnivale Disclosure Schedule.

3.10 Title to Assets. Carnivale owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to the business of Carnivale, including: (a) all assets reflected on the Carnivale Unaudited Interim Balance Sheet; and (b) all other assets reflected in the books and records of Carnivale as being owned by Carnivale. All of said assets that are owned by Carnivale are owned free and clear of any Encumbrances, except for any Permitted Encumbrances.

3.11 Real Property; Leasehold. Carnivale does not own and has never owned any real property. Carnivale has made available to the Company (a) an accurate and complete list of all real properties with respect to which Carnivale directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or licensed by Carnivale, and (b) copies of all leases and licenses under which any such real property is possessed (the “Carnivale Real Estate Leases”). Carnivale is not in default under any of the Carnivale Real Estate Leases, except where such defaults have not had and would not have, individually or in the aggregate, a Carnivale Material Adverse Effect, and to the Knowledge of Carnivale, there is no default by any of the lessors thereunder.

3.12 Intellectual Property.

(a) To the Knowledge of Carnivale, Carnivale owns, or has the right to use, as currently being used by Carnivale, all Carnivale IP Rights, and with respect to Carnivale IP Rights that are owned by Carnivale, has the right to bring actions for the infringement of all Carnivale IP Rights, in each case except for any failure to own or have the right to use, or have the right to bring actions that would not have a Carnivale Material Adverse Effect.

(b) Part 3.12(b) of the Carnivale Disclosure Schedule is an accurate, true and complete listing of all Carnivale Registered IP.

(c) Part 3.12(c) of the Carnivale Disclosure Schedule accurately identifies (i) all Carnivale Contracts pursuant to which Carnivale IP Rights are licensed to Carnivale (other than (I) any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Carnivale products or services, (II) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (III) any confidential information provided under confidentiality agreements).

(d) Part 3.12(d) of the Carnivale Disclosure Schedule accurately identifies each Carnivale Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Carnivale IP Rights (other than (I) any confidential information provided under confidentiality agreements and (II) any Carnivale IP Rights licensed to suppliers or service providers for the sole purpose of providing services for Carnivale’s benefit).

(e) Carnivale has delivered, or made available to the Company, a complete and accurate copy of all material Carnivale IP Rights Agreements.

(f) Except as set forth on Part 3.12(f) of the Carnivale Disclosure Schedule, neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Carnivale materially violates any license or agreement between Carnivale and any third party or, to the Knowledge of Carnivale, infringes or misappropriates any valid Intellectual Property right of any other party, which violation, infringement or misappropriation would have a Carnivale Material Adverse Effect. To the Knowledge of Carnivale, no third party is infringing upon, or violating any license or agreement with Carnivale or relating to any Carnivale IP Rights.

(g) There is no current or pending claim or Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Carnivale IP Rights, nor has Carnivale received any written notice asserting that any Carnivale IP Rights or the proposed use, sale, license or disposition thereof conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other party.

(h) No trademark (whether registered or unregistered) or trade name owned, used, or applied for by Carnivale conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have a Carnivale Material Adverse Effect. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Carnivale has or purports to have an ownership interest has been impaired as determined by Carnivale in accordance with GAAP.

(i) Except as may be set forth in the Contracts listed on Part 3.12(c) or 3.12(d) of the Carnivale Disclosure Schedule (i) Carnivale is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) Carnivale has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

3.13 Agreements, Contracts and Commitments. Section 3.13 of the Carnivale Disclosure Schedule identifies each Carnivale Contract that is in effect as of the date of this Agreement and is (a) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act, (b) a Contract to which Carnivale is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Carnivale in excess of $10,000, (c) is a Carnivale Real Estate Lease or (d) is a Contract disclosed in or required to be disclosed in Part 3.12(c) or Part 3.12(d) of the Carnivale Disclosure Schedule. Carnivale has delivered to the Company accurate and complete copies of all Contracts to which Carnivale is a party or by which it is bound of the type described in clauses (a)-(d) of the immediately preceding sentence (any such Contract, a “Carnivale Material Contract”). Each Carnivale Material Contract is in full force and effect and is enforceable against Carnivale, as applicable, and, to the Knowledge of Carnivale, against each other party thereto in accordance with the terms thereof. Neither Carnivale nor, to the Knowledge of Carnivale, any other party to any Company Material Contract is in violation of or in default under (nor does there exist any condition which, with or without notice or lapse of time, or both, would cause such a violation of or default under) any Carnivale Material Contract, except for violations or defaults that, individually or in the aggregate, have not had a Carnivale Material Adverse Effect.

3.14 Compliance; Permits; Restrictions.

(a) Carnivale is, and since January 1, 2012 has been in compliance in all material respects with all applicable Laws, except for any noncompliance, either individually or in the aggregate, which would not result in a Carnivale Material Adverse Effect. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or authority is pending or, to the Knowledge of Carnivale, threatened against Carnivale. There is no agreement, judgment, injunction, order or decree binding upon Carnivale which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Carnivale, any acquisition of material property by Carnivale or the conduct of business by Carnivale as currently conducted, (ii) is reasonably likely to have an adverse effect on Carnivale’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying or making illegal the Transaction or any of the Contemplated Transactions.

(b) Carnivale holds all required Governmental Authorizations for the operation of its businesses (collectively, the “Carnivale Permits”) as currently conducted, except for any failure to hold any such Governmental Authorizations, either individually or in the aggregate, which would not result in a Carnivale Material Adverse Effect. Part 3.14(b) of the Carnivale Disclosure Schedule identifies each Carnivale Permit. Carnivale is in material compliance with the terms of the Carnivale Permits. No Legal Proceeding is pending or, to the Knowledge of Carnivale, threatened, which seeks to revoke, limit, suspend, or materially modify any Carnivale Permit.

(c) There are no proceedings pending or, to the Knowledge of Carnivale, threatened with respect to an alleged material violation by Carnivale of the FDCA, FDA regulations adopted thereunder, or any other similar Laws promulgated by a Drug Regulatory Agency.

(d) Carnivale holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Carnivale as currently conducted, and, as applicable, for the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Carnivale Product Candidates”) (the “Carnivale Regulatory Permits”) and no such Carnivale Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any materially adverse manner. Carnivale has not received any written notice or other written communication from any Drug Regulatory Agency regarding any revocation, withdrawal, suspension, cancellation, termination or material modification of any Carnivale Regulatory Permit. Except for the information and files identified in Part 3.14(d) of the Carnivale Disclosure Schedule, Carnivale has made available to the Company all information requested by the Company in Carnivale’s possession or control relating to the Carnivale Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the Carnivale Product Candidates, including complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; and inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Carnivale or in which Carnivale or its products or product candidates, have participated were conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Laws, including 21 C.F.R. Parts 50, 54, 56, 58 and 312.

(f) Carnivale is not the subject of any pending, or to the Knowledge of Carnivale, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Carnivale, Carnivale has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Carnivale or any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of Carnivale, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Carnivale or any of its officers, employees or agents.

3.15 Legal Proceedings; Orders.

(a) Except as set forth in Part 3.15 of the Carnivale Disclosure Schedule, there is no pending Legal Proceeding, and, to the Knowledge of Carnivale, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) Carnivale, (B) any Carnivale Associate (in his or her capacity as such) or (C) any of the material assets owned or used by Carnivale and that is material to Carnivale and its business; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Transaction or any of the other Contemplated Transactions.

(b) There is no order, writ, injunction, judgment or decree to which Carnivale, or any of the material assets owned or used by Carnivale is subject. To the Knowledge of Carnivale, no officer or other Key Employee of Carnivale is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Carnivale or to any material assets owned or used by Carnivale.

3.16 Tax Matters.

(a) Carnivale has timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Laws. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Laws. Carnivale is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Carnivale does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Carnivale on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Carnivale have been reserved for on the Carnivale Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Carnivale Unaudited Interim Balance Sheet, Carnivale has not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Carnivale has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Carnivale’s Unaudited Interim Balance Sheet) upon any of the assets of Carnivale.

(e) No deficiencies for Taxes with respect to Carnivale have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Carnivale. No issues relating to Taxes of Carnivale were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Carnivale has delivered or made available to the Company complete and accurate copies of all federal income Tax and all other material Tax Returns of Carnivale (and its predecessors) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Carnivale (and its predecessors), with respect to federal income Tax and all other material Taxes. Carnivale (or any of its predecessors) has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f) All material elections with respect to Taxes affecting Carnivale as of the date hereof, to the extent such elections are not shown on or in the Tax Returns that have been delivered or made available to the Company, are set forth on Part 3.16(f) of the Carnivale Disclosure Schedule. Carnivale (i) has not consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of Carnivale; (ii) has not agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) has not made an election, or is required, to treat any of its assets as owned by another Person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) has not acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (v) has not made or will make a consent dividend election under Section 565 of the Code; (vi) has not elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (vii) has not made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

(g) Carnivale has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) Carnivale is a not party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

(i) Carnivale has never been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Carnivale) for federal, state, local or foreign Tax purposes. Carnivale does not have any Liability for the Taxes of any Person (other than Carnivale) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract, or otherwise.

(j) Carnivale has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k) Carnivale is not a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of Carnivale, other arrangement or contract which is treated as a partnership for Tax purposes.

(l) Carnivale will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made on or prior to the Closing Date, or (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into on or prior to the Closing Date.

(m) Carnivale has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).

(n) Carnivale has not taken any action, nor has any Knowledge of any fact or circumstance, that could reasonably be expected to prevent the transactions contemplated hereby, including the Transaction, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.17 Employee and Labor Matters; Benefit Plans.

(a) The employment of Carnivale’s employees is terminable by Carnivale at will (or otherwise in accordance with general principles of wrongful termination law). Carnivale has made available to the Company accurate and complete copies of all material employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Carnivale Associates to the extent currently effective and material.

(b) Carnivale is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, to the Knowledge of Carnivale, purporting to represent or seeking to represent any employees of Carnivale.

(c) Part 3.17(c) of the Carnivale Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present employee or director of Carnivale (or any trade or business (whether or not incorporated) which is a Carnivale Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, Carnivale, or any Carnivale Affiliate, or under which Carnivale or any Carnivale Affiliate has incurred or may incur any liability (each, an “Carnivale Employee Plan”). Part 3.17(c)-1 of the Carnivale Disclosure Schedule sets forth (i) all amounts owed to any employee or consultant of Carnivale under any Carnivale Employee Plans as a result of the consummation of the Transaction or the Contemplated Transactions, the termination of such employee’s or consultant’s employment or provision of services (whether before, upon or after the Transaction), or a combination thereof; and (ii) all Carnivale Employee Plans pursuant to which the benefits and payments described in subsection (i) are owed.

(d) With respect to each Carnivale Employee Plan, Carnivale has made available to the Company a true and complete copy of, to the extent applicable, (i) such Carnivale Employee Plan, (ii) the most recent annual report (Form 5500) as filed with the Internal Revenue Service, (iii) each currently effective trust agreement related to such Carnivale Employee Plan, (iv) the most recent summary plan description for each Carnivale Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions in the possession of Carnivale, and (v) the most recent Internal Revenue Service determination or opinion letter or analogous ruling under foreign law issued with respect to any Carnivale Employee Plan.

(e) Each Carnivale Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the Internal Revenue Service. To the Knowledge of Carnivale, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Carnivale Employee Plan or the exempt status of any related trust.

(f) Each Carnivale Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Laws, including the Code and ERISA.

(g) No Carnivale Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Carnivale nor any Carnivale Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Carnivale Employee Plan is a Multiemployer Plan, and neither Carnivale nor any Carnivale Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Carnivale Employee Plan is a Multiple Employer Plan.

(h) No Carnivale Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under an Carnivale Employee Plan qualified under Section 401(a) of the Code.

(i) With respect to Carnivale Options granted pursuant to the Carnivale Stock Plans, (i) each grant of a Carnivale Option was duly authorized no later than the grant date of such option, by all necessary corporate action, including as applicable, approval by the Carnivale Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes of written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto; (ii) each Carnivale Option grant was made in accordance with the terms of the Carnivale Stock Plans, the Exchange Act and all other applicable laws and regulatory rules or requirements, including the rules of The NASDAQ Global Market and any other exchange on which Carnivale securities are traded; (iii) the per share exercise price of each Carnivale Option was equal to the fair market value of a share of Carnivale Common Stock on the applicable grant date and (v) each such Carnivale Option grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Carnivale and disclosed in Carnivale filings with the Securities and Exchange Commission in accordance in all material respects with the Exchange Act and all other applicable laws. Carnivale has not knowingly granted, and there is no and has been no policy or practice of Carnivale of granting, Carnivale Options prior to, or otherwise coordinate the grant of Carnivale Options with, the release or other public announcement of material information regarding Carnivale or its results of operations or prospects.

(j) To the Knowledge of Carnivale, no Carnivale Options, stock appreciation rights or other equity-based awards issued or granted by Carnivale are subject to the requirements of Code Section 409A. To the Knowledge of Carnivale, each 409A Plan under which Carnivale makes, is obligated to make or promises to make, payments complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any 409A Plan is, or to the Knowledge of Carnivale will be, subject to the penalties of Code Section 409A(a)(1).

(k) Carnivale is in compliance with all of its bonus, commission and other compensation plans and has paid any and all amounts required to be paid under such plans, including any and all bonuses and commissions (or pro rata portion thereof) that may have accrued or been earned through the calendar quarter preceding the Closing, and is not liable for any payments, taxes or penalties for failure to comply with any of the terms or conditions of such plans or the laws governing such plans.

(l) Carnivale has complied with all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, CFRA, HIPAA, the Women’s Health and Cancer Rights Act of 1998, the Newborn’s and Mothers’ Health Protection Act of 1996, and any similar provisions of state law applicable to its employees. Carnivale has no unsatisfied obligations to any of its employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension.

(m) Carnivale is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to employees: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, or, to Carnivale’s Knowledge, threatened or reasonably anticipated against Carnivale relating to any employee, employment agreement or Carnivale Employee Plan (other than routine claims for benefits). To Carnivale’s Knowledge, there are no pending or threatened or reasonably anticipated claims or actions against Carnivale or any Carnivale trustee under any workers’ compensation policy or long-term disability policy. Carnivale is not party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices. Carnivale has no material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages. Carnivale has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Carnivale prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(n) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Carnivale. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(o) Carnivale is not, nor has been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Carnivale, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Carnivale Associate, including charges of unfair labor practices or discrimination complaints.

(p) There is no contract, agreement, plan or arrangement to which Carnivale or any Carnivale Affiliate is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 of the Code.

(q) Carnivale is not a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

3.18 Environmental Matters. Since January 1, 2012, Carnivale has complied in all material respects with all applicable Environmental Laws, which compliance includes the possession by Carnivale of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Carnivale Material Adverse Effect. Carnivale has not received since January 1, 2012 any written notice or other written communication, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Carnivale is not in compliance with any Environmental Law. To the Knowledge of Carnivale: (i) no current or prior owner of any property leased or controlled by Carnivale has received since January 1, 2012 any written notice or other communication relating to property owned or leased at any time by

Carnivale, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Carnivale is not in compliance in all material respects with or violated any Environmental Law in any material respect relating to such property and (ii) Carnivale has no material liability under any Environmental Law.

3.19 Insurance. Carnivale has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Carnivale. Each of such insurance policies is in full force and effect and Carnivale is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2012, Carnivale has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any material insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Carnivale has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Carnivale for which Carnivale has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Carnivale of its intent to do so.

3.20 Transactions with Affiliates. Except as set forth in the Carnivale SEC Documents filed prior to the date of this Agreement, since the date of Carnivale’s last proxy statement filed in 2016 with the SEC, no event has occurred that would be required to be reported by Carnivale pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 3.20 of the Carnivale Disclosure Schedule identifies each Person who is (or who may be deemed to be) an “affiliate” (as that term is used in Rule 145 under the Securities Act) of Carnivale as of the date of this Agreement.

3.21 No Financial Advisor. Except as set forth on Part 3.21 of the Carnivale Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Transaction or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Carnivale.

3.22 Valid Issuance. The Carnivale Common Stock to be issued in the Transaction will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

3.23 No Other Representations or Warranties. Carnivale hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, none of the Company or any Seller nor any other person acting on behalf of either the Company or any Seller makes any express or implied representation or warranty with respect to the Company or any Seller or with respect to any other information provided to Carnivale or any of its Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of the Company and the Sellers set forth in Section 2 and Section 2A, respectively (in each case as qualified and limited by the Company Disclosure Schedule)), none of Carnivale or any of its Representatives or shareholders has relied on any such information (including the accuracy or completeness thereof).

Section 4. CERTAIN COVENANTS OF THE PARTIES

4.1 Operation of the Businesses Pending the Transactions.

(a) Operation of Carnivale’s Business. Except as set forth on Part 4.1(a) of the Carnivale Disclosure Schedule or unless the Company shall otherwise consent in writing, during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Closing (the “Pre-Closing Period”): (i) Carnivale shall conduct its business and operations: (A) in the Ordinary Course of Business and, as reasonably deemed appropriate by the Carnivale Board and with a view towards winding down its operations; and (B) in compliance with all applicable Laws and the requirements of all Contracts that constitute Carnivale Material Contracts; (ii) Carnivale shall continue to make regularly scheduled payments on its existing debt when due and payable, if any; and (iii) Carnivale shall continue to pay outstanding accounts payable, Taxes and other Liabilities (including payroll) when due and payable and shall perform all other material obligations when due. Without limiting the foregoing, except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Part 4.1(a) of the Carnivale Disclosure Schedule, or (iii) with the prior written consent of the Company, during the Pre-Closing Period, Carnivale shall not do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (except, for the avoidance of doubt, as permitted under Section 5.14); or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Carnivale Common Stock from terminated employees, directors or consultants of Carnivale);

(ii) except for contractual commitments in place at the time of this Agreement as listed in Part 4.1(a)(ii) of the Carnivale Disclosure Schedule, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security (except for Carnivale Common Stock issued upon the valid exercise of outstanding Carnivale Options); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) except as required to give effect to anything in contemplation of Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) incur or suffer to exist any Indebtedness for borrowed money or guarantee any such Indebtedness of another person, (B) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of Carnivale, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, (C) make any loans, advances (other than routine advances to employees of Carnivale in the Ordinary Course of Business) or capital contributions to, or investment in, any other person, other than Carnivale or (D) enter into any hedging agreement or other financial agreement or arrangement designed to protect Carnivale against fluctuations in commodities prices or exchange rates;

(vi) (A) adopt, establish or enter into any Carnivale Employee Plan; (B) cause or permit any Carnivale Employee Plan to be amended; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants; (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or (E) hire any new employees consultants or independent contractors; provided, that, Carnivale may pay those severance and retention payments owed under existing Carnivale Employee Plans scheduled on Part 4.1(a)(vi) of the Carnivale Disclosure Schedule to its current employees in connection with the termination of their employment;

(vii) whether or not in the Ordinary Course of Business, acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets that are material, in the aggregate, to Carnivale;

(viii) sell, assign, lease, license, sublicense, pledge, or otherwise dispose of or encumber any material properties or assets, or any Intellectual Property of Carnivale;

(ix) make any capital expenditures or other expenditures with respect to property, plant or equipment for Carnivale, other than as disclosed and set forth in Part 4.1(a)(ix) of the Carnivale Disclosure Schedule;

(x) make any changes in accounting methods, principles or practices, except insofar as may have been required by the SEC or a change in U.S. GAAP or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

(xi) knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of Carnivale);

(xii) enter into any transaction or enter into, modify or amend any Contract: (A) relating to research, development, clinical trial, manufacturing, distribution, supply, marketing or co-promotion of any products of Carnivale, or otherwise relating to the rendering of services to Carnivale or the distribution, sale or marketing by third parties of the products of, or products licensed by Carnivale, (B) providing for obligations (contingent or otherwise) of Carnivale in excess of $10,000, individually or in the aggregate, (C) that is not terminable by Carnivale at any time without payment of any kind to any third party upon such termination, or (D) providing for any license of intellectual property rights to or from any third party;

(xiii) initiate, compromise or settle any Legal Proceeding;

(xiv) open any new facility or office;

(xv) make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xvi) enter into, amend or terminate any Carnivale Material Contract; or

(xvii) agree, resolve or commit to do any of the foregoing.

(b) Operation of the Company’s Business. Except as set forth on Part 4.1(b) of the Company Disclosure Schedule, or unless Carnivale shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: (i) the Company shall conduct its business and operations: (A) in the Ordinary Course of Business and in accordance with past practices; and (B) in compliance with all applicable Laws and the requirements of all Company Material Contracts; and (ii) the Company shall preserve intact its current business organization, use reasonable efforts to keep available the services of its current Key Employees, officers and other employees and use reasonable efforts to maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the Company; (iii) continue to make regularly scheduled payments on its existing debt when due and payable, if any; and (iv) continue to pay outstanding accounts payable, Taxes and other Liabilities (including payroll) when due and payable and shall perform all other material obligations when due. Without limiting the foregoing, and except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth on Part 4.1(b) of the Company Disclosure Schedule, or (iii) with the prior written consent of Carnivale (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares or make any reduction of its paid-up share capital; or repurchase, redeem or otherwise reacquire any shares or other securities (except for Company Ordinary Shares from terminated employees, directors or consultants of the Company);

(ii) create any Encumbrance over any share or loan capital or other security of the Company;

(iii) except as contemplated by this Agreement, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iv) sell, create, allot, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any shares, loan capital or other security (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options); (B) any option, warrant or right to acquire or subscribe for any shares, loan capital or any other security; or (C) any instrument convertible into or exchangeable for any shares, loan capital or other security; provided, however, that, notwithstanding the foregoing, the Company may grant share options to purchase Company Ordinary Shares to employees, consultants and contractors of the Company;

(v) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(vi)    lend money to any Person other than lending the exercise price of the Company Options to the holders thereof to facilitate the exercise of such Company Options immediately prior to Closing; incur or guarantee any Indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; or guarantee any debt securities of others;

(vii)    other than in the Ordinary Course of Business or in contemplation of Closing: (A) adopt, establish or enter into any Company Employee Plan (other than pursuant to customary benefit plans established in the Unites States which provide for benefits not materially inconsistent with comparable current or former Carnivale Employee Plans); (B) other than the EMI Plan Amendment, cause or permit any Company Employee Plan to be amended other than as required by law; (C) pay any bonus or made any profit-sharing or similar payment to, or materially increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees (except for bonuses and increases in wages, salary, commissions, fringe benefits or other compensation or remuneration in connection with annual performance reviews or promotions, in each case in the Ordinary Course of Business); provided, however, that nothing in this Section 4.1(b)(vii) shall prohibit or prevent the Company from hiring employees, consultants, independent contractors or other service providers;

(viii)    except in the Ordinary Course of Business, acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets that are material, in the aggregate, to the Company;

(ix)    make any capital expenditures or other expenditures with respect to property, plant or equipment for the Company that are materially in excess of the amount set forth in the Company’s annual operating plan, other than as disclosed and set forth in Part 4.1(b)(ix) of the Company Disclosure Schedule;

(x)    make any material changes in accounting methods, principles or practices, except insofar as may be required to comply with changes in statements of standard accounting practice or, except as so required, materially change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

(xi) enter into any material transaction outside the Ordinary Course of Business in excess of $1,000,000 individually or in the aggregate, excluding Liabilities incurred in connection with this Agreement;

(xii) sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such assets or properties, except, in each case, in the Ordinary Course of Business;

(xiii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(xiv) make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment; or

(xv) agree, resolve or commit to do any of the foregoing.

4.2 Access and Investigation. Subject to the terms of the Confidentiality Agreement which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice Carnivale, on the one hand, and the Company, on the other hand, shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate and (d) provide the other Party with copies of unaudited monthly financial statements or management accounts, when available, communications sent by or on behalf of such Party to its stockholders or any notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Transaction. Any investigation conducted by either Carnivale or the Company pursuant to this Section 4.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party. Any access granted by either Carnivale or the Company shall be subject to its reasonable security measures and insurance requirements and shall not include the right to perform invasive testing. Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information.

4.3 No Solicitation.

(a) Each of Carnivale and the Company agrees that, during the Pre-Closing Period, it shall not, nor shall it authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate any Acquisition Proposal; (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; (vi) amend or grant any waiver or release under any confidentiality, standstill or similar agreement (other than to the other Party) or (vii) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.3(a) and subject to compliance with this Section 4.3, prior to the adoption and approval of this Agreement by the Required Carnivale Stockholder Vote, Carnivale and its Representatives may furnish information regarding Carnivale to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person that did not result from a breach of this Section 4.3, which Carnivale’s board of directors reasonably determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) the board of directors of Carnivale concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of the fiduciary duties of the board of directors of Carnivale under applicable Laws; (B) at least three Business Day prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, Carnivale gives the Company written notice of the identity of such Person and of Carnivale’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (C) Carnivale receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation and no hire provisions) that is not materially less restrictive to such Person as those contained in the Confidentiality Agreement; and (D) contemporaneously with furnishing any such nonpublic information to such Person, Carnivale furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Carnivale to the Company). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party (whether or not such Representative is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 4.3 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.3 by such Party for purposes of this Agreement.

(b) If Carnivale or any Representative of Carnivale receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Carnivale shall promptly (and in no event later than one Business Day after Carnivale becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the Company orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and provide a copy of the Acquisition Proposal or Acquisition Inquiry or, if the Acquisition Proposal or Acquisition Inquiry is not written, the terms thereof, to the Company). Carnivale shall keep the Company reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto. In addition to the foregoing, Carnivale shall provide the Company with at least one Business Day’s written notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Inquiry it has received.

(c) Each of Carnivale and the Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry with respect to Carnivale or the Company, as applicable, as of the date of this Agreement, revoke or withdraw access of any Person other than the other Parties and their respective Representatives to any data room containing any non-public information with respect to such Party and request the destruction or return of any nonpublic information provided to such Person.

4.4 Notification of Certain Matters. During the Pre-Closing Period, each of the Company and the Sellers, on the one hand, and Carnivale, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (b) any Legal Proceeding against, relating to, involving or otherwise affecting the Company or Carnivale, as applicable, is commenced, or, to the Knowledge of such Party, threatened against the Company or Carnivale, as applicable, or, to the Knowledge of such Party, any director, officer or Key Employee of the Company or Carnivale, as applicable; (c) such Party becoming aware of any inaccuracy in any representation or warranty made by such Party in this Agreement; or (d) any failure of such Party to comply with any covenant or obligation of such Party; in each case that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 or 8, as applicable, impossible or materially less likely. No notification given to a Party pursuant to this Section 4.4 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Party providing such notification or any of such Party’s Subsidiaries contained in this Agreement or the Company Disclosure Schedule or Carnivale Disclosure Schedule, as appropriate, for purposes of Section 8.1 or Section 7.1, as appropriate.

Section 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, the Parties shall prepare and Carnivale shall cause to be filed with the SEC the Proxy Statement. Carnivale covenants and agrees that the Proxy Statement, including any pro forma financial statements included therein, and the letter to stockholders, notice of meeting and form of proxy included therewith, will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Carnivale makes no covenant, representation or warranty with respect to statements made in the Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or the Sellers for inclusion therein. The Company, Novo A/S and their respective legal counsel shall be given reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the responses to any comments of the SEC prior to filing thereof with the SEC. Each of Carnivale and the Company shall use commercially reasonable efforts to cause the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC. Carnivale shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Carnivale’s stockholders as promptly as practicable after the Proxy Statement has been cleared by the SEC. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Carnivale or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Proxy Statement, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Carnivale stockholders.

(b) Prior to the Closing, Carnivale shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Carnivale Common Stock to be issued in the Transaction (to the extent required) shall be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Company Shares has an address of record as of the date of this Agreement; provided, however, that Carnivale shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.

(c) The Company and the Sellers shall reasonably cooperate with Carnivale and provide, and require their respective Representatives to provide, Carnivale and its Representatives, with all true, correct and complete information regarding the Company or the Sellers that is required by law to be included in the Proxy Statement or reasonably requested from the Company or the Sellers to be included in the Proxy Statement.

5.2 Carnivale Stockholders’ Meeting.

(a) Carnivale shall take all action necessary under applicable Laws to call, give notice of and hold a meeting of the holders of Carnivale Common Stock to vote on the issuance of Carnivale Common Stock in the Transaction (such meeting, the “Carnivale Stockholders’ Meeting”). The Carnivale Stockholders’ Meeting shall be held as promptly as practicable after the Proxy Statement has been cleared by the SEC. Carnivale shall take reasonable measures to ensure that all proxies solicited in connection with the Carnivale Stockholders’ Meeting are solicited in compliance with all applicable Laws.

(b) Carnivale agrees that, subject to Section 5.2(c): (i) the Carnivale Board shall recommend that the holders of Carnivale Common Stock vote to approve the issuance of Carnivale Common Stock in the Transaction and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.2(a) above, (ii) the Proxy Statement shall include a statement to the effect that the Carnivale Board recommends that Carnivale’s stockholders vote to approve the issuance of Carnivale Common Stock in the Transaction (the recommendation of the Carnivale Board that Carnivale’s stockholders vote to approve the issuance of Carnivale Common Stock in the Transaction being referred to as the “Carnivale Board Recommendation”); and (iii) the Carnivale Board Recommendation shall not be withdrawn or modified (and the Carnivale Board shall not publicly propose to withdraw or modify the Carnivale Board Recommendation) in a manner adverse to the Company or the Sellers, and no resolution by the Carnivale Board or any committee thereof to withdraw or modify the Carnivale Board Recommendation in a manner adverse to the Company or the Sellers or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

(c) Notwithstanding anything to the contrary contained in Section 5.2(b) and subject to compliance with Section 4.3 and Section 5.2, at any time prior to the approval of the issuance of Carnivale Common Stock in the Transaction by the stockholders of Carnivale by the Required Carnivale Stockholder Vote, the Carnivale Board may withhold, amend, withdraw or modify the Carnivale Board Recommendation in a manner adverse to the Company or the Sellers if, but only if, following the receipt of and on account of an Acquisition Proposal, (i) the Carnivale Board reasonably determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel and financial advisors, that the failure to withhold, amend, withdraw or modify such recommendation would result in a breach of its fiduciary duties under applicable Laws, (ii) Carnivale has, and has caused its financial and outside legal counsel to, during the Notice Period (as defined below), negotiate with the Seller Representative in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if the Seller Representative shall have delivered to Carnivale a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Carnivale Board shall have reasonably determined in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel and financial advisors, that the failure to withhold, amend, withdraw or modify the Carnivale Board Recommendation would still result in a breach of its fiduciary duties under applicable Laws (after taking into account such alterations of the terms and conditions of this Agreement); provided that the Seller Representative receives written notice from Carnivale confirming that the Carnivale Board has determined to change its recommendation at least four Business Days in advance of the Carnivale Board Recommendation being withdrawn, withheld, amended or modified in a manner adverse to the Company or the Sellers (the “Notice Period”), which notice shall include a description in reasonable detail of the reasons for such recommendation change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer. In the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration Carnivale’s stockholders would receive as a result of such potential Superior Offer), Carnivale shall be required to provide the Seller Representative with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least three Business Day remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.2(c) and the Carnivale Board of Directors shall not make a change in the Carnivale Board Recommendation prior to the end of such Notice Period as so extended.

(d) Carnivale’s obligation to call, give notice of and hold the Carnivale Stockholders’ Meeting in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Carnivale Board Recommendation.

(e) Nothing contained in this Agreement shall prohibit Carnivale or the Carnivale Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Carnivale or the Carnivale Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Carnivale is unable to take a position with respect to the bidder’s tender offer unless the Carnivale Board determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Laws; provided, further, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f)

under the Exchange Act) shall be deemed to be a change of the Carnivale Board Recommendation unless the Carnivale Board of Directors expressly publicly reaffirms the Carnivale Board Recommendation (i) in such communication or (ii) within two (2) Business Days after being requested to do so by the Seller Representative. Carnivale shall not withdraw or modify in a manner adverse to the Company and the Sellers the Carnivale Board Recommendation unless specifically permitted pursuant to the terms of Section 5.2(c).

5.3 Regulatory Approvals. Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Transaction and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

5.4 Company Options.

(a) The Company shall as soon as practicable after the date of this Agreement apply to HMRC for confirmation that the tax-favored status of the Company Options will not be affected by an amendment to disapply the acceleration of vesting in rule 6.7 of the Company Plan in relation to the Transaction (the “EMI Plan Amendment”).

(b) If such HMRC confirmation is not obtained the EMI Plan Amendment will not be effected, Section 5.4(c) shall not apply and instead:

(i) The Company shall procure that the directors of the Company shall, by no later than 14 (fourteen) days before Closing determine, for the purposes of rules 6.8 and 6.9 of the Company Plan, that each outstanding Company Option may be exercised in full immediately before the Closing and will, to the extent unexercised, lapse as of immediately prior to the Closing.

(ii) The Company and Carnivale shall use commercially reasonable efforts to agree the form of a letter (the “Optionholder Letter”) to holders of Company Options (“Optionholders”) offering them the opportunity to agree to exercise their Company Options in full (subject to the terms and conditions of the Company Plan and any award agreements that are applicable to such Company Options) with effect from immediately before Closing and to sell to Carnivale upon the Closing Date all of the Company Ordinary Shares received upon exercise of such Company Options, free and clear of any encumbrance and with full title guarantee, upon the same terms and conditions as set forth herein for the sale of the Company Shares held by the Sellers to Carnivale. The Optionholder Letter shall provide that any such sale of Company Ordinary Shares by such Optionholder to Carnivale shall be subject to and conditional upon the execution and delivery by such Optionholder to Carnivale prior to Closing of (A) an appropriate joinder agreement providing for such Optionholder to become a party to this Agreement as a Seller hereunder with respect to all of the Company Ordinary Shares issued to such Optionholder upon the exercise of his or her Company Options, (B) a Lock-Up Agreement, and (C) in the event that such Optionholder will become an Affiliate of Carnivale upon the Closing, and such Optionholder is not already a party to the Registration Rights Agreement, an appropriate joinder agreement providing for such Optionholder to become a party to the Registration Rights Agreement as a Seller thereunder. The period for agreeing to this offer shall be expressed to end not later than four (4) Business Days prior to the Closing Date (the “Option Deadline”). Any and all Company Options that are not exercised immediately prior to Closing shall be cancelled for no consideration and shall cease to exist effective as of immediately prior to the Closing.

(c) If such HMRC confirmation is obtained the Company shall (i) use all reasonable endeavors to obtain consent to the EMI Plan Amendment from the Optionholders under rule 13.1.2 of the Company Plan as part of the communication referred to at (c)(ii) below (and subject to receiving such consent pass a Company board resolution (in accordance with rule 13.1 of the Company Plan) to effect the EMI Plan Amendment); and (ii) Section 5.4(b) above shall not apply and instead:

(i) The Company shall procure that the directors of the Company shall, by no later than 14 (fourteen) days before Closing determine, for the purposes of rules 6.8 and 6.9 of the Company Plan, that each outstanding Company Option may be exercised only to the extent vested immediately before Closing and will, to the extent unexercised or exchanged, lapse as of immediately prior to the Closing.

(ii) The Company and Carnivale shall use commercially reasonable efforts to agree the form of a letter (the “Optionholder Letter”) to holders of Company Options (“Optionholders”) offering them the opportunity to:

(A) agree to exercise their Company Options to the extent vested (subject to the terms and conditions of the Company Plan and any award agreements that are applicable to such Company Options) with effect from immediately before the Closing and to sell to Carnivale upon the Closing Date all of the Company Ordinary Shares received upon such exercise of such Company Options, free and clear of any encumbrance and with full title guarantee, upon the same terms and conditions as set forth herein for the sale of the Company Shares held by the Sellers to Carnivale. The Optionholder Letter shall provide that any such sale of Company Ordinary Shares by such Optionholder to Carnivale shall be subject to and conditional upon the execution and delivery by such Optionholder to Carnivale of (A) an appropriate joinder agreement providing for such Optionholder to become a party to this Agreement as a Seller hereunder with respect to all of the Company Ordinary Shares issued to such Optionholder upon the exercise of his or her Company Options, (B) a Lock-Up Agreement, and (C) in the event that such Optionholder will become an Affiliate of Carnivale upon the Closing, and such Optionholder is not already a party to the Registration Rights Agreement, an appropriate joinder agreement providing for such Optionholder to become a party to the Registration Rights Agreement as a Seller thereunder. The period for agreeing to this offer shall be expressed to end not later than four (4) Business Days prior to the Closing Date (the “Option Deadline”). Any and all Company Options that are not exercised immediately prior to Closing shall, unless the Optionholder agrees to an option exchange under (B) below, be cancelled for no consideration and shall cease to exist effective as of immediately prior to the Closing; and/or

(B) agree that their Company Options (whether vested and unvested, or just unvested) may, one Business Day following the Closing, provided the holder thereof has so agreed on or prior to the Option Deadline (failing which such Company Option shall lapse as of immediately prior to the Closing), instead be replaced with an option to purchase a number of shares of Carnivale Common Stock equal to the product (rounded down to the nearest whole number) of (i) the number of Company Ordinary Shares subject to such Company Option immediately prior to the Closing and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A)(1) the exercise price per share of Company Ordinary Shares subject to such Company Option multiplied by (2) the Currency Exchange Rate as of the date prior to the Closing Date, divided by (B) the Exchange Ratio (such exchanged option, a “Replacement Option”); provided, however, that, each Replacement Option shall remain subject to the same vesting schedule and other relevant terms and conditions in effect immediately prior to the Closing. For purposes of this Section 5.4 and Section 5.5 below, the “Currency Exchange Rate” means, in respect of any date, the rate of exchange from the applicable foreign currency to Dollars for the end of the trading day prior to such date as published by the Wall Street Journal at http://online.wsj.com/mdc/public/page/2_3021-forex.html.

(iii) The Company and Carnivale shall take commercially reasonable efforts to ensure that, where a Company Option is a qualifying option for the purposes of Chapter 9, Part 7 and Schedule 5 of ITEPA 2003 (as defined below), any replacement hereunder of that option shall satisfy paragraphs 41 to 43 of Schedule 5 of ITEPA 2003. In addition, the Company and Carnivale shall make all HMRC filings in respect of the grant of any Replacement Option to the extent required.

5.5 Company Restricted Ordinary Shares. Subject to the agreement of its holder, all Company Restricted Ordinary Shares (as defined below) shall, at Closing, be replaced with a number of shares of restricted Carnivale Common Stock equal to the product (rounded down to the nearest whole number) of (i) the number of Company Restricted Ordinary Shares held by such holder immediately prior to the Closing and (ii) the Exchange Ratio; provided, however, that each such share of restricted Carnivale Common Stock shall remain subject to the same vesting schedule and other relevant terms and conditions in effect immediately prior to the Closing. All outstanding “rights to repurchase,” “mandatory transfer provisions” or similar restrictions with respect to Company Restricted Ordinary Shares in favor of the Company (or the Company’s shareholders) immediately prior to Closing (all such rights, the “Repurchase Rights”) shall be assigned to Carnivale upon Closing and shall thereafter be exercisable by Carnivale upon the same terms and subject to the same conditions that were in effect immediately prior to the Closing, except that Repurchase Rights may be exercised by Carnivale retaining the unvested Carnivale Common Stock into which Company Restricted Ordinary Shares have been converted and paying to the former holder thereof the original purchase price per share (rounded up to the nearest whole cent) equal to (A)(1) the original price per share of the Company Restricted Ordinary Shares multiplied by (2) the Currency Exchange Rate as of the date prior to the Closing Date, divided by (B) the Exchange Ratio in effect for each such share subject to that Repurchase Right immediately prior to the Closing. No Company Restricted Ordinary Shares, or right thereto, may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by any Person, other than Carnivale, or be taken or reached by any legal or equitable process in satisfaction of any Liability of such Person, prior to the full vesting of the such shares. For purposes of this Section 5.5 “Company Restricted Ordinary Shares” means any Company Common Shares that are not vested under the terms of any Contract with the Company.

5.6 Carnivale Options. Prior to the Closing, the Carnivale Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that the vesting and exercisability of each unexpired and unexercised Carnivale Option shall be accelerated in full effective as of immediately prior to the Closing. Carnivale take commercially reasonable steps to notify holders of Carnivale Options of the treatment of their Carnivale Options in connection with this Agreement under this Section 5.6. Effective as of the Closing, each outstanding and unexercised Carnivale Option having an exercise price per share less than the Carnivale Closing Price shall be automatically exercised in full and, in exchange therefor, each former holder of any such automatically exercised Carnivale Option shall be entitled to receive a number of shares of Carnivale Common Stock calculated by dividing (a) the product of (i) the total number of shares of Carnivale Common Stock previously subject to such Carnivale Option, and (ii) the excess of the Carnivale Closing Price over the exercise price per share of Carnivale Common Stock previously subject to such Carnivale Option by (b) the Carnivale Closing Price. Notwithstanding anything herein to the contrary, the tax withholding obligations for each holder receiving shares of Carnivale Common Stock in accordance with the preceding sentence shall be satisfied by Carnivale withholding from issuance that number of shares of Carnivale Common Stock calculated by multiplying the minimum statutory withholding rate for such holder in connection with such issuance times the number of shares of Carnivale Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share. Each outstanding and unexercised Carnivale Option that has an exercise price equal to or greater than the Carnivale Closing Price shall be terminated and cease to exist as of immediately prior to the Closing for no consideration.

5.7 Employee Benefits. Carnivale and the Company shall cause Carnivale to comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Part 3.17(c)-1 of the Carnivale Disclosure Schedule as being applicable to this Section 5.7 subject to the provisions of such agreements, including the maintenance of COBRA insurance for Carnivale’s former officers and employees.

5.8 Indemnification of Officers and Directors.

(a) From the Closing through the sixth anniversary of the date on which the Closing occurs, Carnivale shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Closing, a director or officer of Carnivale or of the Company (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Carnivale or of the Company, whether asserted or claimed prior to, at or after the Closing, in each case, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from Carnivale upon receipt by Carnivale from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Carnivale, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) The provisions of the certificate of incorporation and bylaws of Carnivale with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Carnivale that are presently set forth in the certificate of incorporation and bylaws of Carnivale shall not be amended, modified or repealed for a period of six years from the Closing in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Closing, were officers or directors of Carnivale.

(c) From and after the Closing, Carnivale shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s memorandum and articles of association and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Closing.

(d) From and after the Closing, Carnivale agrees to either (A) cause the Company to continue to maintain in effect for six years after the Closing Date the directors’ and officers’ insurance policies and fiduciary liability insurance policies (collectively, the “D&O Insurance”) of the Company that are in place as of the date hereof or (B) cause the Company to purchase comparable D&O Insurance for such six-year period, in each case with respect to any claim related to any period of time at or prior to the Closing Date with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the D&O Insurance in effect as of the date hereof; provided, however, that in no event shall Carnivale be required to expend more than an amount per year equal to 250% of current annual premiums paid by the Company, whether expended over time or paid in a lump sum or otherwise, to maintain or procure such comparable D&O Insurance. At the Company’s option, the Company may purchase, prior to the Closing Date, a six-year prepaid “tail policy” with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the D&O Insurance in effect as of the date hereof, in which event Carnivale shall cease to have any obligations under the first sentence of this Section 5.8(d). In the event the Company elects to purchase such a “tail policy,” the Company shall (and, following the Closing, Carnivale shall cause the Company to) maintain such “tail policy” in full force and effect and continue to honor their respective obligations thereunder

(e) From and after the Closing, Carnivale shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Carnivale. In addition, Carnivale shall purchase, prior to the Closing Date, , following consultation with, and subject to the approval of, the Company (such approval not to be unreasonably withheld), a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Carnivale’s existing directors’ and officers’ insurance policies and Carnivale’s existing fiduciary liability insurance policies, in each case, for a claims reporting or discovery period of at least six years from and after the Closing with respect to any claim related to any period of time at or prior to the Closing with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Carnivale’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer Carnivale by reason of him or her serving in such capacity that existed or occurred at or prior to the Closing (including in connection with this Agreement or the transactions or actions contemplated hereby or in connection with Carnivale’s initial public offering of shares of Carnivale Common Stock).

(f) From and after the Closing, Carnivale shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.8 in connection with their successful enforcement of the rights provided to such persons in this Section 5.8.

(g) The provisions of this Section 5.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Carnivale and the Company by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(h) In the event Carnivale or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or Transaction, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Carnivale shall succeed to the obligations set forth in this Section 5.8.

5.9 Additional Agreements.

(a) Subject to Section 5.9(b), the Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Transaction and make effective the other Contemplated Transactions. Without limiting the generality of the foregoing, but subject to Section 5.9(b), each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Transaction and the other Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or any Company Material Contract, or otherwise) by such Party in connection with the Transaction or any of the other Contemplated Transactions or for such Company Material Contract to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Transaction or any of the other Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding anything to the contrary contained in this Agreement, no Party shall have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any material assets; (ii) except as otherwise contemplated in this Agreement, to discontinue or cause any of its Subsidiaries to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available to any Person any Intellectual Property; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date); (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations; or (vi) to contest any Legal Proceeding or any order, writ, injunction or decree relating to the Transaction or any of the other Contemplated Transactions if such Party determines in good faith that contesting such Legal Proceeding or order, writ, injunction or decree would not be advisable.

5.10 Disclosure. Without limiting any of either Party’s obligations under the Confidentiality Agreement, the Company’s and Carnivale’s shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Transaction or any of the other Contemplated Transactions unless: (a) the Company and Carnivale shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Laws and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the Company and Carnivale of, and consults with the Company and Carnivale regarding, the text of such press release or disclosure; provided, however, that each of the Company and Carnivale may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Carnivale in compliance with this Section 5.10.

5.11 Listing. Carnivale shall use its commercially reasonable efforts to maintain its existing listing on The NASDAQ Global Market, to obtain approval of the listing of the combined company on The NASDAQ Global

Market and to cause the shares of Carnivale Common Stock being issued in the Transaction to be approved for listing (subject to notice of issuance) on The NASDAQ Global Market at or prior to the Closing.

5.12 Tax Matters.

(a) Carnivale, the Company and the Sellers shall use their respective commercially reasonable efforts to cause the Transaction to qualify, and agree not to, and not to permit or cause any Affiliate or any Subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the Transaction from qualifying, as a “reorganization” under Section 368(a) of the Code.

(b) This Agreement is intended to constitute, and the Parties hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). The Parties shall not file any U.S. federal, state or local Tax Returns in a manner that is inconsistent with the treatment of the Transaction as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid by the Company when due, and the Company will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes if required by applicable Law.

5.13 Legends. Carnivale shall be entitled to place appropriate legends on the certificates evidencing any shares of Carnivale Common Stock to be received in the Transaction by equityholders of the Company who may be considered “affiliates” of Carnivale for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Carnivale Common Stock.

5.14 Pre-Closing Dividend. Promptly following the final determination of Net Cash as of the Cash Determination Time pursuant to Section 1.5, and in any event, prior to the Closing, Carnivale shall take all actions reasonably necessary to dividend (the “Pre-Closing Dividend”) to its stockholders an amount of cash held by Carnivale equal to the amount by which such Net Cash amount exceeds $31,000,000.

5.15 Directors and Officers. Carnivale shall take all action necessary to cause the persons identified on Schedule 5.15 (which schedule shall be delivered by the Company after the date hereof and prior to the filing of the Proxy Statement) to be appointed as executive officers of Carnivale as described in Schedule 5.15, effective upon the Closing. Additionally, Carnivale shall take all action necessary to cause the number of members of the Carnivale Board to be fixed at the number requested by the Company in Schedule 5.15 and to cause the persons identified by the Company on Schedule 5.15 (the “Company Selected Directors”) to be appointed to the Carnivale Board and to obtain the resignations of the directors of Carnivale other than the Company Selected Directors, in each case effective as of the Closing; provided, that Carnivale shall be entitled to designate two of the Company Selected Directors set forth on Schedule 5.15.

5.16 Termination of Certain Agreements and Rights. The Company shall use its commercially reasonable efforts to terminate at or prior to the Closing, those agreements set forth on Schedule 5.16 (collectively, the “Investor Agreements”).

5.17 Security Holder Litigation. Notwithstanding anything to the contrary herein, Carnivale shall have the right to control the defense and settlement of any litigation brought by any stockholder or any holder of other securities of Carnivale against Carnivale and/or its directors or officers, provided that Carnivale shall give the Company the opportunity to participate in the defense of any such litigation and shall consider the Company’s advice with respect to such litigation and Carnivale shall not settle any such litigation (other than any settlement not requiring the payment of any amount to any third party) without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

5.18 Corporate Identity. Carnivale shall submit to its stockholders at the Carnivale Stockholder Meeting a proposal to approve and adopt an amendment to Carnivale’s certificate of incorporation to change the name of Carnivale to KalVista Pharmaceuticals, Inc., contingent upon the Closing.

5.19 State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to any of the transactions contemplated by this Agreement, the Parties shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on such transactions.

5.20 Reverse Split. Carnivale has submitted to the holders of Carnivale Common Stock a proposal to approve and adopt an amendment to the Carnivale Certificate of Incorporation to authorize the Carnivale Board to effect a reverse split of all outstanding shares of Carnivale Common Stock whereby each outstanding share of Carnivale Common Stock would be combined, converted and changed into 1/4, 1/5, 1/6, 1/7, 1/8, 1/9 or 1/10 share of Carnivale Common Stock. Subject to obtaining the approval of such stockholders, Carnivale shall take such other actions as shall be reasonably necessary to effect such reverse stock split at a ratio mutually agreed to by Carnivale and the Seller Representative.

5.21 Employee Communications. Carnivale and the Company will use reasonable efforts to consult with each other, and will consider in good faith each other’s advice, prior to sending any notices or other communication materials to such Party’s employees regarding this Agreement, the Transaction or the effects thereof on the employment, compensation or benefits of its employees.

5.22 Section 16 Matters. Prior to the Closing, Carnivale shall take all such steps as may be required to cause any acquisitions of Carnivale Common Stock and any options to purchase Carnivale Common Stock in connection with the Transaction, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Carnivale, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.23 Waiver. Each of the Sellers hereby waives any rights and remedies they may have against the Company’s present or former employees, directors, Affiliates, agents, officers or advisers with respect to claims arising out of any information, opinion or advice supplied or given (or omitted to be supplied or given) in connection with the Transaction, other than in the case of fraud, and agrees that no such rights or remedies shall constitute a defense to any claim for specific performance of this Agreement by Carnivale. Additionally, (a) each Seller covenants and agrees that the aggregate amount of shares of the Carnivale Common Stock to be issued to such Seller in accordance with Section 1.1 of this Agreement comprises all of the consideration due to such Seller in respect of such Seller’s sale of his, her or its Company Shares hereunder, and each Seller hereby irrevocably agrees that, upon receipt of the consideration pursuant to Section 1.1 of this Agreement, such Seller shall have no right to any interest in or to a claim in relation to any securities of the Company and each Seller hereby unconditionally and irrevocably waives all rights or claims related to the securities of the Company held by such Seller, and (b) each of the holders of Company Preferred Shares agrees that, to the extent such holder may be permitted to do so, such holder will not at any time following the signing of this Agreement sign or deliver to the Company a Conversion Notice (as that term is defined in the Company’s Article of Association).

Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Transaction and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by Carnivale and the Seller Representative, at or prior to the Closing, of each of the following conditions:

6.1 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Transaction or the Pre-Closing Dividend shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect, no other legal restraint or prohibition preventing the consummation of the Transaction shall be in effect, there shall not be any Law which has the effect of making the consummation of the Transaction illegal, and there shall not be pending any proceeding brought by any Governmental Body seeking any of the foregoing.

6.2 Stockholder Approval. This Agreement and the issuance of the Carnivale Common Stock in the Transaction shall have been duly approved by the Required Carnivale Stockholder Vote.

6.3 Listing. The existing shares of Carnivale Common Stock shall have been continually listed on The NASDAQ Global Market as of and from the date of this Agreement through the Closing Date, the approval of the listing of additional shares of Carnivale Common Stock on The NASDAQ Global Market shall have been obtained and the shares of Carnivale Common Stock to be issued in the Transaction shall have been approved for listing (subject to official notice of issuance) on The NASDAQ Global Market as of the Closing.

6.4 No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business. There shall not be any Legal Proceeding pending, or overtly threatened in writing by an official of a Governmental Body in which such Governmental Body indicates that it intends to conduct any Legal Proceeding or take any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Contemplated Transactions; (b) relating to the Contemplated Transactions and seeking to obtain from Carnivale or the Company any damages or other relief that is, or is reasonably likely to be, material to Carnivale or the Company; (c) that would materially and adversely affect the right or ability of Carnivale or the Company to own the assets or operate the business of the Company; or (d) seeking to compel the Company to dispose of or hold separate any material assets as a result of the Contemplated Transactions.

Section 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF CARNIVALE

The obligations of Carnivale to effect the Transaction and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Carnivale, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. The Company Fundamental Representations and the Seller Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (X) for such inaccuracies which are de minimis, individually or in the aggregate or (Y) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (X), as of such particular date). The representations and warranties of the Company and the Sellers contained in this Agreement (other than the Company Fundamental Representations, the Company Capitalization Representations and the Seller Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2 Performance of Covenants. The Company and Sellers shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants to be performed or complied with by each of them under this Agreement at or prior to the Closing.

7.3 Agreements and Other Documents. Carnivale shall have received the following agreements and other documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer and Chief Financial Officer of the Company confirming that the conditions set forth in Sections 7.1, 7.2 and 7.5 have been duly satisfied; and

(b) to the extent not already within the possession or control of the Company, all statutory books (duly written up to date) of the Company as are kept by the Company or required to be kept by the Company under applicable Law.

7.4 Lock-up Agreements. The Lock-up Agreements duly executed by each of the Sellers shall be in full force and effect.

7.5 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

7.6 Termination of Investor Agreements. The Investor Agreements shall have been terminated.

7.7 Closing Date Allocation Schedule. Carnivale shall have received from the Company the Closing Date Allocation Schedule which will be accurate and complete in all respects as of the Closing with respect to the number of Company Shares owned by each Seller and the number of shares of Carnivale Common Stock to be issued to such Seller pursuant to the terms of this Agreement upon the Closing.

Section 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE SELLERS

The obligations of the Sellers to effect the Transaction and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written wavier by the Seller Representative, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. Each of the Carnivale Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Carnivale Capitalization Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (X) for such inaccuracies which are de minimis, individually or in the aggregate or (Y) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (X), as of such particular date). The representations and warranties of Carnivale contained in this Agreement (other than the Carnivale Fundamental Representations and the Carnivale Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be so true and correct would not have a Carnivale Material Adverse Effect (without giving effect to any references therein to any Carnivale Material Adverse Effect or other materiality qualifications), or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Carnivale Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. Carnivale shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Closing.

8.3 Lock-up Agreements. The Lock-up Agreements duly executed by each of the Persons listed on Section A of the Carnivale Disclosure Schedule shall be in full force and effect.

8.4 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer and Chief Financial Officer of Carnivale confirming that the conditions set forth in Sections 8.1, 8.2 and 8.6 have been duly satisfied;

(b) certificates of good standing of Carnivale in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of resolutions of its board of directors authorizing the execution of this Agreement and the consummation of the Contemplated Transactions by Carnivale hereunder; and

(c) written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Carnivale who are not to continue as officers or directors of Carnivale pursuant to Section 5.15 hereof.

8.5 Sarbanes-Oxley Certifications. Neither the principal executive officer nor the principal financial officer of Carnivale shall have failed to provide, with respect to any Carnivale SEC Document filed (or required to be filed) with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. §1350.

8.6 No Carnivale Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Carnivale Material Adverse Effect that is continuing.

8.7 Minimum Cash. The Net Cash shall have been determined in accordance with Section 1.5 and the Net Cash shall be greater than or equal to $25,000,000.

8.8 Board of Directors and Officers of Carnivale. Carnivale shall have caused the Carnivale Board to be constituted as set forth in Section 5.15 and appointed such new officers of Carnivale as set forth in Section 5.15, in each case to become effective as of the Closing.

8.9 SVB Loan. The Company shall have received from Carnivale a customary payoff letter for the SVB Facility, which payoff letter will provide for the payment and termination of the SVB Facility and the release of all Encumbrances on Carnivale’s assets associated with the SVB Facility.

8.10 Registration Rights Agreement. Carnivale shall not have repudiated or rescinded the Registration Rights Agreement and the Registration Rights Agreement shall be in full force and effect.

Section 9. TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Closing (whether before or after approval of the Transaction and issuance of Carnivale Common Stock in the Transaction by Carnivale’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Carnivale (duly authorized by the Board of Directors of Carnivale) and the Seller Representative;

(b) by either Carnivale or the Seller Representative if the Transaction shall not have been consummated by December 15, 2016; provided, however, that the right to terminate this Agreement under this Section 9.1(b)

shall not be available to the Seller Representative, on the one hand, or to Carnivale, on the other hand, if such Party’s action or failure to act (or in the case of the Seller Representative, any action or failure to act by the Company or any Seller) has been a principal cause of the failure of the Transaction to occur on or before such date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that a request for additional information has been made by any Governmental Authority or in the event that the SEC has not cleared the Proxy Statement by such date, then either the Seller Representative or Carnivale shall be entitled to extend the date for termination of this Agreement pursuant to this Section 9.1(b) for an additional 60 days;

(c) by either Carnivale or the Seller Representative if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Transaction;

(d) by either Carnivale or the Seller Representative if (i) the Carnivale Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Carnivale’s stockholders shall have taken a final vote on the Transaction and the issuance of shares of Carnivale Common Stock in the Transaction and (ii) the Transaction or the issuance of Carnivale Common Stock in the Transaction shall not have been approved at the Carnivale Stockholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Carnivale Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to Carnivale where the failure to obtain the Required Carnivale Stockholder Vote shall have been caused by the action or failure to act of Carnivale and such action or failure to act constitutes a material breach by Carnivale of this Agreement;

(e) by the Seller Representative (at any time prior to the approval of the Transaction and the issuance of Carnivale Common Stock in the Transaction by the Required Carnivale Stockholder Vote) if a Carnivale Triggering Event shall have occurred;

(f) by the Seller Representative, upon a breach of any representation, warranty, covenant or agreement on the part of Carnivale set forth in this Agreement, or if any representation or warranty of Carnivale shall have become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that neither the Company nor any Seller is then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Carnivale’s representations and warranties or breach by Carnivale is curable by Carnivale, then this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from Carnivale to the Seller Representative of such breach or inaccuracy, or the delivery of written notice from the Seller Representative to Carnivale of such breach or inaccuracy, whichever occurs first, and (ii) Carnivale (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(f) as a result of such particular breach or inaccuracy if such breach by Carnivale is cured prior to such termination becoming effective); or

(g) by Carnivale, upon a breach of any representation, warranty, covenant or agreement on the part of the Company or any Seller set forth in this Agreement, or if any representation or warranty of the Company or any Seller shall have become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Carnivale is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s or any Seller’s representations and warranties or breach by the Company or such Seller is curable by the Company or such Seller then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from the Company or such Seller to Carnivale of such breach or inaccuracy or the delivery of written notice from Carnivale to the Company or such Seller, as applicable, of such breach or inaccuracy, whichever occurs first, and (ii) the Company or such Seller ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by the Company or such Seller is cured prior to such termination becoming effective).

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 9.3, and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party for its fraud or from any liability of such Party for any intentional and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Transaction is consummated; provided, however, that Carnivale and the Company shall also share equally all fees and expenses (up to a maximum of $175,000 payable by the Company for its share of such fees and expenses) in relation to the printing and filing with the SEC of the Proxy Statement and any amendments or supplements thereto and paid to a financial printer or the SEC.

(b) (i) If this Agreement is terminated by Carnivale or the Seller Representative pursuant to Section 9.1(d) or by the Seller Representative pursuant to Section 9.1(f), and at any time after the date of this Agreement and prior to such termination an Acquisition Proposal with respect to Carnivale shall have been publicly announced, disclosed or otherwise communicated to the Carnivale Board (and shall not have been withdrawn) and within 12 months after the date of such termination, Carnivale enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Carnivale shall pay to the Company concurrent with the entry into such definitive agreement or the consummation of such transaction, a nonrefundable fee in an amount equal to $3,000,000 (the “Company Termination Fee”), in addition to any amount payable to the Company pursuant to Section 9.3(c) or Section 9.3(d); or

(ii) If this Agreement is terminated by the Seller Representative pursuant to Section 9.1(e), then Carnivale shall pay the Company Termination Fee to the Company, within ten Business Days of such termination, in addition to any amount payable to the Company pursuant to Section 9.3(c) or Section 9.3(d).

(c) If this Agreement is terminated by Carnivale or the Seller Representative pursuant to Section 9.1(d) or by the Seller Representative pursuant to Section 9.1(e), Carnivale shall reimburse the Company for all reasonable fees and expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby, including all fees and expenses incurred in connection with the Proxy Statement (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto) (such expenses, collectively, the “Third Party Expenses”), up to a maximum of $1,000,000, by wire transfer of same-day funds within ten Business Days following the date on which the Company submits to Carnivale true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for a financial advisor to the Company except for reasonably documented out-of-pocket expenses otherwise reimbursable by the Company to such financial advisor pursuant to the terms of the Company’s engagement letter or similar arrangement with such financial advisor.

(d) If Carnivale fails to pay when due any amount payable by it under Section 9.3(b) or (c), then (i) Carnivale shall reimburse the Company for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the Company of its rights under this Section 9.3, and (ii) Carnivale shall pay to the Company interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(e) The Parties agree that, subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3 shall be the sole and exclusive remedy of the Company, the Sellers and the Seller Representative against Carnivale (or any of its Representatives or stockholders) (collectively, the “Carnivale Parties”) following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall Carnivale be required to pay the individual fees or damages payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, following the payment of the fees and expenses set forth in this Section 9.3, (1) none of the Carnivale Parties shall have any further liability in connection with or arising out this Agreement or the termination thereof, any breach by Carnivale giving rise to such termination, or the failure of the Transaction and the other Contemplated Transactions to be consummated, (2) none of the Company, the Sellers, the Seller Representative or any of their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against, or seek to obtain any recovery, judgment or damages of any kind against, any Carnivale Party in connection with or arising out this Agreement or the termination thereof, any breach by Carnivale giving rise to such termination, or the failure of the Transaction and the other Contemplated Transactions to be consummated and (3) each of the Company, the Sellers, the Seller Representative and their respective Affiliates shall be precluded from any other remedy against any Carnivale Party, at law or in equity or otherwise, in connection with or arising out this Agreement or the termination thereof, any breach by Carnivale giving rise to such termination or the failure of the Transaction and the other Contemplated Transactions to be consummated. Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

Section 10. MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Carnivale and Sellers contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Closing, and only the covenants that by their terms survive the Closing and this Section 10 shall survive the Closing.

10.2 Amendment. This Agreement may be amended with the approval of the Seller Representative and the board of directors of Carnivale at any time (whether before or after the Transaction and the approval of the issuance of shares of Carnivale Common Stock in the Transaction by Carnivale’s stockholders); provided, however, that after any such approval of this Agreement by Carnivale stockholders, no amendment shall be made which by law requires further approval of such stockholders without the further approval of such stockholders; and provided, further, that any amendment or termination of this Agreement, or any waiver of any provision of this Agreement (whether before or after the Transaction and the approval of the issuance of shares of Carnivale Common Stock in the Transaction by Carnivale’s stockholders) that would adversely affect the rights and obligations of Novo A/S hereunder shall require the prior written approval of Novo A/S. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Seller Representative, Novo A/S and Carnivale.

10.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4 Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement, and (f) irrevocably waives the right to trial by jury.

10.6 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Parties’ prior written consent shall be void and of no effect.

10.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by hand, by registered mail, by courier or express delivery service or by facsimile to the address or facsimile telephone number set forth beneath the name of such Party below (or to such other address or facsimile telephone number as such Party shall have specified in a written notice given to the other Parties):

if to Carnivale:

Carbylan Therapeutics, Inc.

39899 Balentine Drive, Suite 200

Newark, CA 94560

Telephone: (510) 933-8365

Attention: Chief Executive Officer

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Telephone: (650) 328-4600

Fax: (650) 463-2600

Attention: Brian J. Cuneo

if to the Company:

Kalvista Pharmaceuticals Limited

Building 227

Tetricus Science Park

Porton Down, Salisbury

Wiltshire

United Kingdom SP4 0JQ

Telephone: +44 (0)1980 753002

Fax: +44 (0)1980 803002

Attention: T. Andrew Crockett

with a copy to (which shall not constitute notice):

Fenwick & West LLP

1191 Second Ave 10th Floor

Seattle, WA 98101

Telephone: (206) 389-4510

Fax: (206) 389-4511

Attention: Effie Toshav

if to the Seller Representative:

T. Andrew Crockett

The Tuns

118 High Street

Odiham, Hampshire

United Kingdom RG291LS

Telephone: + 44 7872 559 676

with a copy to (which shall not constitute notice):

Fenwick & West LLP

1191 Second Ave 10th Floor

Seattle, WA 98101

Telephone: (206) 389-4510

Fax: (206) 389-4511

Attention: Effie Toshav

10.9 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Parties to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement. Each Seller agrees to execute and/or deliver (or, where required, procure to the fullest extent possible that the Company shall execute and/or deliver) such waivers or consents as Carnivale may reasonably require to enable it to be registered as holder of the Company Shares.

10.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto.

10.12 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.8) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.13 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) The use of the word “or” shall not be exclusive.

(e) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(f) Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.

(g) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(h) The Parties agree that the Company Disclosure Schedule or Carnivale Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 2, Section 2A or Section 3, respectively. The disclosures in any section or subsection of the Company Disclosure Schedule shall qualify other sections and subsections in Section 2 or Section 2A, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The disclosures in any section or subsection of the Carnivale Disclosure Schedule shall qualify other sections and subsections in Section 3, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

CARBYLAN THERAPEUTICS, INC.

By:	/s/ David M. Renzi
Name:	David M. Renzi
Title:	President and Chief Executive Officer

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

KALVISTA PHARMACEUTICALS LIMITED

By:	/s/ Thomas Andrew Crockett
Name:	Thomas Andrew Crockett
Title:	CEO

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

SELLER REPRESENTATIVE

By:	/s/ Thomas Andrew Crockett
Thomas Andrew Crockett

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

VANTIA LIMITED	)
by its attorney	)	/s/ Thomas Andrew Crockett

INTERNATIONAL	)
BIOTECHNOLOGY TRUST PLC	)
acting by its attorney	)	/s/ Nick Coleman, Authorized Signatory

NOVO A/S	)
acting by its attorney	)	/s/ Thomas Andrew Crockett

SV LIFE SCIENCES FUND IV, L.P.	)
acting by SV LIFE SCIENCES FUND IV	)
(GP), L.P., its sole General Partner,	)
acting by SVLSF IV, LLC, its sole	)
General Partner, acting by its	)
attorney	)	/s/ Nick Coleman, Member, SVLSFIV, LLC

SV LIFE SCIENCES FUND IV	)
STRATEGIC PARTNERS, L.P.	)
acting by SV LIFE SCIENCES FUND IV	)
(GP), L.P., its sole General Partner,	)
acting by SVLSF IV, LLC, its sole	)
General Partner, acting by its	)
attorney	)	/s/ Nick Coleman, Member, SVLSFIV, LLC

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT]

RA CAPITAL	)
HEALTHCARE FUND, L.P. acting	)
by RA CAPITAL MANAGEMENT,	)
LLC its General Partner, acting by	)
its attorney	)	/s/ Thomas Andrew Crockett

BLACKWELL PARTNERS LLC-)
SERIES A	)
acting by its attorney	)	/s/ Thomas Andrew Crockett

VENROCK HEALTHCARE CAPITAL	)
PARTNERS II, L.P.	)
By: VHCP Management II, LLC	)
Its: General Partner by its attorney	)	/s/ David L. Stepp, Authorized Signatory

VHCP CO-INVESTMENT HOLDINGS	)
II, LLC	)
By: VHCP Management II, LLC	)
Its: Manager by its attorney	)	/s/ David L. Stepp, Authorized Signatory

LONGWOOD FUND II GP LLC	)
on behalf of	)
Longwood Fund II LP by	)
its attorney	)	/s/ Thomas Andrew Crockett

MVM LIFE	)
SCIENCE PARTNERS LLP	)
for and on behalf of MVM FUND III LP	)
acting by its attorney	)	/s/ Thomas Andrew Crockett

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT]

MVM LIFE	)
SCIENCE PARTNERS LLP	)
for and on behalf of	)
MVM FUND III (NO 2) LP	)
acting by its attorney	)	/s/ Thomas Andrew Crockett

MVM LIFE	)
SCIENCE PARTNERS LLP	)
for and on behalf of	)
MVM INTERNATIONAL LIFE	)
SCIENCES FUND NO 1 LP	)
acting by its attorney	)	/s/ Thomas Andrew Crockett

MVM LIFE	)
SCIENCE PARTNERS LLP	)
for and on behalf of	)
MVM EXECUTIVE LIMITED	)
acting by its attorney	)	/s/ Thomas Andrew Crockett

THOMAS ANDREW CROCKETT	)
by his attorney	)	/s/ Thomas Andrew Crockett

STEPHEN DONNELLY	)
by his attorney	)	/s/ Thomas Andrew Crockett

MARLENE MODI	)
by her attorney	)	/s/ Thomas Andrew Crockett

CHRISTOPHER YEA	)
by his attorney	)	/s/ Thomas Andrew Crockett

GARY COOK	)
by his attorney	)	/s/ Thomas Andrew Crockett

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT]

HELEN HERNANDEZ	)
by her attorney	)	/s/ Thomas Andrew Crockett

EDWARD FEENER	)
by his attorney	)	/s/ Thomas Andrew Crockett

MICHAEL ROE	)
by his attorney	)	/s/ Thomas Andrew Crockett

RACHEL MORTEN	)
by her attorney	)	/s/ Thomas Andrew Crockett

SIMON HODGSON	)
by his attorney	)	/s/ Thomas Andrew Crockett

ROBERT TANSLEY	)
by his attorney	)	/s/ Thomas Andrew Crockett

CLIVE BALCOMBE	)
by his attorney	)	/s/ Thomas Andrew Crockett

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT]

LLOYD AIELLO	)
by his attorney	)	/s/ Thomas Andrew Crockett

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT]

SCHEDULE 5.16

INVESTOR AGREEMENTS

SHAREHOLDERS’ AGREEMENT DATED 23 MAY 2011 (AS AMENDED AND RESTATED BY A DEED OF AMENDMENT, RESTATEMENT AND ADHERENCE DATED 29 JUNE 2015)

INVESTMENT AGREEMENT DATED 23 MAY 2011 (AS AMENDED AND RESTATED BY A DEED OF VARIATION DATED 29 NOVEMBER 2012)

INVESTMENT AGREEMENT DATED 29 JUNE 2015

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Acquisition Inquiry” shall mean, with respect to Carnivale or the Company, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand or Carnivale, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal with such Party.

“Acquisition Proposal” shall mean, with respect to Carnivale or the Company, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its “affiliates” (as that term is used in Rule 145 under the Securities Act), on the one hand, or by or on behalf of Carnivale or any of its “affiliates” (as that term is used in Rule 145 under the Securities Act), on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” shall mean any transaction or series of transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which Carnivale or the Company, as applicable, is a constituent entity; (ii) in which a Person, or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons, directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Carnivale or the Company, as applicable; or (iii) in which Carnivale or the Company, as applicable, issues securities representing more than 15% of the outstanding securities of any class of voting securities of such Party;

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the book value or the fair market value of the assets of Carnivale or the Company, as applicable; or

(c) any liquidation or dissolution of Carnivale or the Company, as applicable.

“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act, provided, however, that, with respect to Novo A/S, for purposes of this Agreement, the term “Affiliate” shall mean Novo Ventures (US) Inc. only and shall not include any other Affiliate of Novo A/S.

“Agreement” shall mean the Share Purchase Agreement to which this Exhibit A is attached, as it may be amended from time to time.

“Aggregate Closing Consideration” shall mean a number of newly issued shares of Carnivale Common Stock equal to the product of the Post-Closing Carnivale Shares multiplied by the Company Allocation Percentage.

“Aggregate Value” shall mean the sum of the Carnivale Stipulated Value plus the Company Stipulated Value.

“Business Day” shall mean any day other than a day on which banks in New York City or London are authorized or obligated to be closed.

“Carnivale Affiliate” shall mean any Person that is (or at any relevant time was) under common control with Carnivale within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Carnivale Allocation Percentage” shall mean the quotient determined by dividing the Carnivale Stipulated Value by the Aggregate Value.

“Carnivale Associate” shall mean any current or former employee, independent contractor, officer or director of Carnivale or any Carnivale Affiliate.

“Carnivale Board” shall mean the board of directors of Carnivale.

“Carnivale Capitalization Representations” shall mean the representations and warranties of Carnivale set forth in Sections 3.6(a) and 3.6(d).

“Carnivale Closing Price” means the volume weighted average closing trading price of a share of Carnivale Common Stock on The NASDAQ Global Market (or such other NASDAQ market on which the Carnivale Common Stock then trades) for the ten trading days ending the trading day immediately prior to the date upon which the Transaction becomes effective.

“Carnivale Common Stock” shall mean the Common Stock, $0.001 par value per share, of Carnivale.

“Carnivale Contract” shall mean any Contract: (a) to which Carnivale is a party; (b) by which Carnivale or any material asset of Carnivale is or will become bound or under which Carnivale has, or will become subject to, any obligation; or (c) under which Carnivale has or will acquire any right or interest.

“Carnivale Fully-Diluted Shares” shall mean the total number of issued and outstanding shares of Carnivale Common Stock as of the Closing plus the total number of shares of Carnivale Common Stock issuable upon the exercise of all issued and outstanding Carnivale Options as of the Closing (other than any such issued and outstanding Carnivale Options to be terminated pursuant to Section 5.6 for no consideration).

“Carnivale Fundamental Representations” shall mean the representations and warranties of Carnivale set forth in Sections 3.1(a), 3.3, 3.4 and 3.21.

“Carnivale IP Rights” shall mean all Intellectual Property owned, licensed, or controlled by Carnivale that is necessary for the operation of the business of Carnivale as presently conducted.

“Carnivale IP Rights Agreement” shall mean any instrument or agreement governing, related or pertaining to any Carnivale IP Rights.

“Carnivale Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that had occurred prior to the date of determination of the occurrence of the Carnivale Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, operations, financial condition, assets, liabilities or results of operations of Carnivale; provided, however, that none of the following shall be taken into account in determining whether there has been a Carnivale Material Adverse Effect: (a) the termination, sublease or assignment of Carnivale’s facility lease, or failure to do the foregoing, (b) any Effect resulting from the announcement or pendency of the Transaction or the Contemplated Transactions, (c) any change in the stock price or trading volume of Carnivale that is entirely independent of any other event that would be deemed to have a Carnivale Material Adverse Effect, (d) any Effect resulting from or caused by the taking of any action, or the failure to take any action, by Carnivale that is required to comply with the terms of this Agreement or the taking of any action expressly permitted by Section A of Part 4.1(a) of the Carnivale Disclosure Schedule, (e) any Effect resulting from or caused by any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, in each case, to the extent that such natural disaster, act, threat, hostility or activity does not have a disproportionate effect on Carnivale relative to other businesses operating in the same industry or geographic regions as Carnivale, (f) any Effect resulting from or caused by any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof to the extent that such change does not have a disproportionate effect on Carnivale relative to other businesses operating in Carnivale’s industry, (g) any Effect resulting from or caused by any change in general economic or political conditions or in the industries in which Carnivale operates to the extent that such Effect does not have a disproportionate effect on Carnivale relative to other businesses operating in Carnivale’s industry or (h) continued losses from operations or decreases in cash balances of Carnivale.

“Carnivale Options” shall mean options or other rights to purchase shares of Carnivale Common Stock issued by Carnivale.

“Carnivale Registered IP” shall mean all Carnivale IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Carnivale Stipulated Value” shall mean the sum of the Net Cash plus $5,000,000; provided, however, if the Net Cash is equal to or greater than $27,500,000 (the “Net Cash Floor”), the Net Cash, for purposes of determining the Carnivale Stipulated Value, shall be deemed to be $30,000,000 and provided, further, that, for the purpose of the foregoing calculation, the Net Cash Floor shall be reduced by $13,333 for each day that elapses following September 1, 2016 without the Transaction being consummated.

“Carnivale Transaction Expenses” shall mean the sum of (a) the cash cost of any change of control payments or severance payments that are or become due to any employee of Carnivale in connection with the consummation of the Contemplated Transactions and that are unpaid as of the Closing Date, (b) the cash cost of any retention payments that are or become due to any employee of Carnivale in connection with the consummation of the Contemplated Transactions and that are unpaid as of the Closing, and (c) any costs, fees and expenses incurred by Carnivale, or for which Carnivale is liable, in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Contemplated Transactions or otherwise and that are unpaid as of the Closing Date, including brokerage fees and commissions, finders’ fees or financial advisory fees, or any fees and expenses of counsel or accountants payable by Carnivale.

“Carnivale Triggering Event” shall be deemed to have occurred if: (a) Carnivale shall have failed to include in the Proxy Statement the Carnivale Board Recommendation or shall have withdrawn or modified in a manner adverse to the Company or the Sellers the Carnivale Board Recommendation; (b) the Carnivale Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal; (c) Carnivale shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.3); (d) Carnivale or any director or officer of Carnivale shall have willfully and intentionally breached the provisions set forth in Section 4.3 or Section 5.2 of the Agreement; (e) after the receipt by Carnivale of an Acquisition Proposal, or after a tender offer or exchange offer for outstanding shares of Carnivale Common Stock is commenced, the Company requests in writing that the Carnivale Board re-confirm the Carnivale Board Recommendation and the Carnivale Board fails to do so within ten Business Days after its receipt of the Company’s request, or (f) a tender offer or exchange offer for outstanding shares of Carnivale Common Stock is commenced (other than by the Company or an Affiliate of the Company), and the Carnivale Board (or any committee thereof) recommends that the stockholders of Carnivale tender their shares in such tender or exchange offer or, within ten Business Days after the commencement of such tender offer or exchange offer, or the Carnivale Board fails to recommend against acceptance of such offer.

“Carnivale Unaudited Interim Balance Sheet” shall mean the unaudited balance sheet of Carnivale as of March 31, 2016, included in Carnivale’s Report on Form 10-Q for the fiscal quarter ended March 31, 2016, as filed with the SEC.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

“Code” shall mean the Internal Revenue Code of 1986.

“Closing Date Allocation Schedule” means a schedule, prepared by the Company, dated as of the Closing Date and in form and substance reasonably acceptable to Carnivale, setting forth, for each Seller: (a) such Seller’s name and address; (b) the number and type of Company Shares held as of the Closing Date by such Seller; and (c) the number of shares of Carnivale Common Stock to be issued to such Seller pursuant to this Agreement in respect of the Company Shares held by such Seller as of immediately prior to the Closing (which number of shares of Carnivale Common Stock shall be equal to the product (rounded down to the nearest whole number) of (i) the Aggregate Closing Consideration, multiplied by (ii) such Seller’s Pro Rata Percentage).

“Company Affiliate” shall mean any Person that is (or at any relevant time was) under common control with the Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Company Allocation Percentage” shall mean the percentage quotient determined by dividing the Company Stipulated Value by the Aggregate Value.

“Company Associate” shall mean any current or former employee, independent contractor, officer or director of the Company or any Company Affiliate.

“Company Board” shall mean the board of directors of the Company.

“Company Capitalization Representations” shall mean the representations and warranties of the Company set forth in Sections 2.5(a), 2.5(b) and 2.5(c).

“Company Contract” shall mean any Contract: (a) to which the Company is a Party; (b) by which the Company or any material asset of the Company is or will become bound or under which the Company has, or will become subject to, any obligation; or (c) under which the Company has or will acquire any right or interest.

“Company Fully-Diluted Shares” shall mean the total number of issued Company Shares as of the Closing plus the total number of shares of Company Common Stock issuable upon the exercise of all issued and outstanding Company Options as of the Closing.

“Company Fundamental Representations” shall mean the representations and warranties of Carnivale set forth in Sections 2.1(a), 2.3 and 2.19.

“Company IP Rights” shall mean all Intellectual Property owned, licensed, or controlled by the Company that is necessary for the operation of the business of the Company as presently conducted.

“Company IP Rights Agreement” shall mean any instrument or agreement governing, related or pertaining to any Company IP Rights.

“Company Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that had occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, operations, financial condition, assets, liabilities or results of operations of the Company; provided, however, that none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (a) any rejection by a Governmental Body of a registration or filing by the Company relating to the Company IP Rights; (b) any Effect resulting from the announcement or pendency of the Transaction or the Contemplated Transactions; (c) any Effect resulting from or caused by the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of this Agreement, (d) any Effect resulting from or caused by any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, in each case, to the extent that such natural disaster, act, threat, hostility or activity does not have a disproportionate effect on the Company relative to other businesses operating in the same industry or geographic regions as the Company; (e) any Effect resulting from or caused by any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof to the extent that such change does not have a disproportionate effect on the Company relative to other businesses operating in the Company’s industry; (f) any Effect resulting from or caused by any change in general economic or political conditions or in the industries in which the Company operates to the extent that such change does not have a disproportionate effect on the Company relative to other businesses operating in the Company’s industry; or (g) continued losses from operations or decreases in cash balances of the Company.

“Company Options” shall mean options or other rights to purchase shares of Company Ordinary Shares issued by the Company.

“Company Ordinary Shares” shall mean the ordinary shares of £.001 each in the capital of the Company.

“Company Preferred Shares” shall mean collectively, the A Preferred Shares and the B Preferred Shares.

“Company Registered IP” shall mean all Company IP Rights that are owned by the Company and that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Company Shares” shall mean the Company Ordinary Shares and the Company Preferred Shares.

“Company Stipulated Value” shall mean $149,210,526.32.

“Company Unaudited Interim Balance Sheet” shall mean the unaudited balance sheet of the Company as of April 30, 2016 provided to Carnivale prior to the date of this Agreement.

“Confidentiality Agreement” shall mean the Mutual Non-Disclosure Agreement dated March 28, 2016, between the Company and Carnivale.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” shall mean the Transaction and the other transactions and actions contemplated by the Agreement.

“Contract” shall, with respect to any Person, mean any written agreement, contract, subcontract, lease (whether real or personal property), mortgage, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Effect” shall mean any effect, change, event, circumstance, or development.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest, lease, license, Tax, option, easement, reservation, servitude, proxy, adverse title claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), or any encumbrance of any nature whatsoever.

“Enforceability Exceptions” means the (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” shall mean any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” shall be equal to the quotient obtained by dividing (a) the Aggregate Closing Consideration by (b) the Company Fully-Diluted Shares.

“full title guarantee” means on the basis that the same covenants shall be deemed to be given by each of the Sellers on Closing in relation to the Company Shares being sold by them as are implied under Part 1 of the Law of Property Miscellaneous Provisions Act 1994 (“LP(MP)A”) where a disposition is expressed to be made with full title guarantee but as if those covenants are construed with the omission of: (i) the words “other than any charges, encumbrances or rights which that person does not and could not reasonably be expected to know about” from the covenant set out in section 3(1) LP(MP)A; and (ii) section 6(2) LP(MP)A.

“Governmental Authority” means any court or tribunal, governmental, quasi-governmental or regulatory body, administrative agency or bureau, commission or authority or other body exercising similar powers or authority.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, exceptions, orders, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-Governmental Authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including The NASDAQ Stock Market).

“Hazardous Materials” shall mean any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Indebtedness” shall mean all indebtedness for borrowed money, whether current or funded, short- or long-term, secured or unsecured, direct or indirect, including any accrued and unpaid interest, fees, premiums and prepayment or termination penalties (including any penalties in connection with the termination or prepayment in full of any indebtedness at or prior to the Closing), if any, and including (i) any indebtedness evidenced by any note, bond, debenture or other debt security, (ii) any indebtedness to any lender or creditor under credit facilities, (iii) any indebtedness for the deferred purchase price of property, (iv) any drawn amounts under letter of credit arrangements, (v) any cash overdrafts, (vi) any capitalized leases, (vii) any indebtedness under any financial instrument classified as debt, (viii) any notes and (ix) any Liability of other Persons of the type described in the preceding clauses (i)-(viii) that the Party in question has guaranteed, that is recourse to such Party or any of its assets, or that is otherwise the legal Liability of such Party.

“Intellectual Property” shall mean (a) United States, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures and inventions, (b) trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, and (d) software, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not.

“IRS” shall mean the United States Internal Revenue Service.

“Key Employee” shall mean, with respect to the Company or Carnivale, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer or Chief Operating Officer of such Party.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person, as of the date such knowledge is imputed, has Knowledge of such fact or other matter.

“Law” shall mean any federal, national, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of The NASDAQ Stock Market or the Financial Industry Regulatory Authority).

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Multiemployer Plan” shall mean (a) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“Multiple Employer Plan” shall mean (a) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“Net Cash” shall mean (a) Carnivale’s cash (excluding restricted cash) and cash equivalents and marketable securities, in each case as of the date of determination, determined in a manner substantially consistent with the manner in which such items were determined for Carnivale’s most recent SEC filings minus (b) the sum of (without duplication) (i) Carnivale’s accounts payable and accrued expenses (other than accrued expenses which are Carnivale Transaction Expenses) and Carnivale’s other current liabilities payable in cash, in each case as of the date of determination and determined in a manner substantially consistent with the manner in which such items were determined for Carnivale’s most recent SEC filings, (ii) the Carnivale Transaction Expenses, (iii) any Indebtedness or other Liability for borrowed money of Carnivale, including the SVB Facility, that is projected to be outstanding as of the Closing Date, (iv) all severance payments, termination benefits or other obligations relating to termination of employees or service providers prior to the Closing or that are planned as of the Determination Date, including the costs of maintaining COBRA insurance for any terminated officer or employee of Carnivale following the Closing (other than severance payments, termination benefits or other obligations which are Carnivale Transaction Expenses), (v) any costs or expenses associated with the termination or winding down of Carnivale’s current business operations, including with respect to the termination of any existing or planned Carnivale preclinical or clinical research or similar research or operations, (vi) any payable or other obligation related to Carnivale’s real estate lease obligations or the termination thereof (net of any rights of Carnivale to receive payments relating to the properties subject to such lease obligations under a sublease or otherwise), and (vii) an accrual or reserve for potential claims or litigation brought or initiated against Carnivale, its directors or officers and/or its underwriters in an amount equal to the greater of (a) $1,000,000 (net of any amounts paid in settlement or costs, fees or other expenses paid by Carnivale in connection with such claims or litigation prior to the date of determination) or (b) the amount required to be reserved under GAAP in Carnivale’s financial statements for such claim or litigation.

“Ordinary Course of Business” shall mean, in the case of each of the Company and Carnivale, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate, memorandum or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all by-laws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented. Notwithstanding the foregoing, when used with respect to the Company, “Organizational Documents” shall be deemed to refer to the Company’s Memorandum of Association, Articles of Association and its statutory books and registers and when used with respect to Carnivale, “Organizational Documents” shall be deemed to refer to Carnivale’s Certificate of Incorporation and Bylaws.

“Party” or “Parties” shall mean the Company, each Seller, the Seller Representative and Carnivale.

“Permitted Encumbrance” shall mean : (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Carnivale Unaudited Interim Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or Carnivale, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) non-exclusive licenses of software by the Company in the ordinary course of business consistent with past practice, (e) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Laws, and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” shall mean any individual, Entity or Governmental Body.

“Post-Closing Carnivale Shares” means the number of shares of Carnivale Common Stock determined by dividing (a) the Carnivale Fully-Diluted Shares by (b) the Carnivale Allocation Percentage, and rounded down to the nearest whole number of shares.

“Pro Rata Percentage” means, with respect to any Seller, the quotient (expressed as a percentage) obtained by dividing (a) the number of Company Shares held by such Seller immediately prior to the Closing, by (b) the Company Fully-Diluted Shares.

“Proxy Statement” shall mean the proxy statement to be sent to Carnivale’s stockholders in connection with the Carnivale Stockholders’ Meeting.

“Representatives” shall mean directors, officers, Affiliates, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller Fundamental Representations” shall mean the representations and warranties of each Seller set forth in Sections 2.A.1, 2A.2(a), 2A.3 and 2A.9.

“Series A Preferred Shares” shall mean the series A convertible preferred ordinary shares of £0.001 each in the capital of the Company.

“Series B Preferred Shares” shall mean the series B convertible preferred ordinary shares of £0.001 each in the capital of the Company.

“Subsequent Transaction” shall mean any Acquisition Transaction that results or would result in any third party beneficially owning securities of a Party representing more than 50% of the voting power of the outstanding securities of a Party or owning or exclusively licensing tangible or intangible assets representing more than 50% of the fair market value of the assets of a Party.

An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” shall mean an unsolicited bona fide written offer by a third party to enter into (i) a merger, consolidation, amalgamation, share exchange, share purchase, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either (A) the Party’s stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (B) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly acquires beneficial or record ownership of securities representing 50% or more of the Party’s capital stock or (ii) a sale, exchange transfer, exclusive license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the Party, in a single transaction or a series of related transactions that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Carnivale Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant, as well as any written offer by the other Parties to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisor: (x) is reasonably likely to be more favorable, from a financial point of view, to Carnivale’s stockholders or the Company’s stockholders, as applicable, than the terms of the Transaction; and (y) is reasonably capable of being consummated; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party, or if the consummation of such transaction is contingent on any such financing being obtained.

“SVB Facility” shall mean that certain Loan and Security Agreement, dated October 26, 2011, by and between Carnivale and Silicon Valley Bank, as amended.

“Tax” shall mean any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest, whether disputed or not.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Treasury Regulations” shall mean the United States Treasury regulations promulgated under the Code.

a) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
409A Plan	2.16(i)
Accounting Firm	1.5(e)
Accounting Standards	2.6(a)
Agreement	Preamble
Anticipated Closing Date	1.5(a)
Capitalization Date	3.6(a)
Carnivale	Preamble
Carnivale Board Recommendation	5.2(b)
Carnivale Disclosure Schedule	3
Carnivale Employee Plan	3.17(c)
Carnivale Material Contract	3.13
Carnivale Parties	9.3(e)
Carnivale Permits	3.14(b)
Carnivale Product Candidates	3.14(d)
Carnivale Real Estate Leases	3.11
Carnivale Regulatory Permits	3.14(d)
Carnivale SEC Documents	3.7(a)
Carnivale Stock Plans	3.6(b)
Carnivale Stockholder Support Agreements	Recitals
Carnivale Stockholders’ Meeting	5.2(a)
Cash Determination Time	1.5(a)
Certification	3.7(a)
Closing	1.2(a)
Closing Date	1.2(a)
Company	Preamble
Company Board Approval	Recitals
Company Disclosure Schedule	2

Term	Section
Company Employee Plan	2.16(c)
Company Financials	2.6(a)
Company Material Contract	2.12
Company Permits	2.13(b)
Company Plan	2.5(b)
Company Product Candidates	2.13(d)
Company Real Estate Leases	2.10
Company Regulatory Permits	2.13(d)
Company Restricted Ordinary Shares	5.5
Company Selected Directors Company Termination Fee	5.15 9.3(b)(i)
Costs	5.8(a)
Currency Exchange Rate	5.4(c)(ii)(B)
D&O Indemnified Parties	5.8(a)
D&O Insurance	5.8(d)
Determination Date	1.5(a)
Dispute Notice	1.5(b)
Drug Regulatory Agency	2.13(c)
EMI Plan Amendment	5.4(a)
FDA	2.13(c)
FDCA	2.13(c)
GAAP	3.7(b)
Investor Agreements	5.16
Liability	2.8
Lock-up Agreements	Recitals
Net Cash Calculation	1.5(a)
Net Cash Schedule	1.5(a)
Notice Period	5.2(c)
Option Deadline	5.4(b)(ii) and 5.4(c)(ii)(A)
Optionholder Letter	5.4(b)(ii) and 5.4(c)(ii)
Optionholders	5.4(b)(ii) and 5.4(c)(ii)
Pre-Closing Dividend	5.14
Pre-Closing Period	4.1(a)
Registration Rights Agreement	Recitals
Replacement Option	5.4(c)(ii)(B)
Repurchase Rights	5.5
Required Carnivale Stockholder Vote	3.4
Response Date	1.5(b)
Seller	Preamble
Seller Representative	Preamble
Third Party Expenses	9.3(c)
Transaction	Recitals
Transfer Taxes	5.12(c)